MEMORANDUM
TO:	Ellen J. Sazzman U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	February 18, 2010
SUBJECT:	Response to Comments to Form N-1A for JNL Series Trust (“Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received via facsimile on February 3, 2010 to the Trust’s 485APOS filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.  General Comments

a.
Although the funds in the JNL Series Trust (Trust) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Trust will post its proxy materials on the internet as required by the Rule.  See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007).  See also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

Response:    Registrant is not aware of any requirement under Form N-1A or the annual update process that gives rise to this provision of the “proxy rules” or to its inclusion as a comment on updating a registration statement.  Notwithstanding, the Trust is accommodating your request and confirming that if the Funds solicit shareholders, the funds of the Trust will post their proxy materials on the internet as required by Rule 14a-16.

b.	Please include the legend required by Rule 498 (b)(1)(v) at the beginning of each summary prospectus. See 17 C.F.R. sec. 230. 498 (b)(1)(v).

Response:    We respectively decline this comment since the Trust will not be relying on Rule 498(b)(1)(v).  As stated above, the prospectus is neither relying on nor in compliance with Rule 498, nor will it be filing under Rule 497(k).  We also note that the Table of Contents in the Prospectus has a major item “Summary Overview of Each Fund” that makes the summary quality of the initial presentations abundantly clear.

c.	For all funds in the Trust, please retitle the caption “12b-1 Fee” to conform with the caption set forth in Item 3 of Form N-1A.

Response:    This change has been made to each fund description.

d.	For all funds in the Trust, please delete the third sentence of the Expense Example preamble. See Form N-1A, Item 3.

Response:    This statement has been removed from the first paragraph of the section entitled “Expense Example.”

e.
For all funds in the Trust, please confirm supplementally that no updated performance information will be made available or if the Trust is planning to do so, provide additional information in the prospectus as to how that updated information may be obtained.  See Form N-1A, Item 4(b)(2)(i).

Response:    The Trust confirms that the Funds do not advertise fund performance.  Jackson only advertises sub-account performance in accordance with Form N-4, Item 21.

f.
As to feeder funds (e.g., American Funds Blue Chip Income and Growth Fund), please relocate the first sentence of the footnote following the performance table to the narrative preceding the table and include a statement that information regarding the actual performance of the fund will be made available in the summary prospectus for that fund in the future.  Please also remove the rest of that footnote as redundant to the same information provided in the narrative preceding the table.  See Form N-1A, Item 4(b)(2).

Response:    This change has been made to each fund description.

g.
For the American Funds Blue Chip Income and Growth Fund and any other funds with similar disclosure, please relocate information regarding the indices to the narrative preceding the performance table.  The information provided with respect to several indices (e.g., being unmanaged, including dividends, excluding sales taxes, inability to invest in the index, etc.), other than noting the composition of the index should be deleted.  See Form N-1A, Item 4(b)(2).

Response:    This change has been made to each fund description.

h.
The narrative description prior to the performance bar chart for several funds (e.g., AIM International Growth Fund) includes disclosure noting when the current adviser or sub-adviser has been serving in that capacity for periods less than those used for the bar chart.  Please delete this disclosure as it is not permitted by Item 4 of Form N-1A.  Instead, please consider revising the performance data for these funds in accordance with Instruction 4 of Item 4(b)(2) of Form N-1A.

Response:    The applicable disclosures have been removed from all applicable funds.

i.
Certain funds (e.g., AIM Large Cap Growth Fund) present performance data for the life of the fund where that is less than ten years and note the fund’s inception date in a footnote.  Please move this description to the narrative preceding the chart and table.  See Form N-1A, Item 4(b)(2), Instruction 2(b).

Response:    The footnote has been removed and the inception date from the footnote has been placed in the header entitled “Life of Fund” and/or “Life of Class,” as applicable.

j.
For all funds that have no acquired fund fees and expenses line, please confirm supplementally that none of those funds have any acquired fund fees and expenses in excess of one basis point as per Item 3, Instruction 3(f)(i) of Form N-1A.

Response:    The Registrant confirms that for all funds that have no acquired fund fees and expenses line, those funds do not have any acquired fund fees and expenses.

k.
Please make conforming changes throughout the prospectus, as applicable.  Wherever a comment has applicability to several funds in the Trust, please identify the prospectus for each fund where a change was made in response to these comments.

Response:    The Registrant has made conforming changes throughout the prospectus, as applicable. The marked version marks the places where a change was made clear.

2.  Cover Page

a.	Please confirm that the fund name on the front cover page of the filing is and will continue to be the same as the EDGAR identifiers associated with the prospectus.

Response:    The Series and Class Identifiers have been updated to reflect the list of Funds on the first page.

b.	Please explain to staff the purpose of the disclosure at the bottom of the cover page continuing onto the next page regarding the JNL/Mellon Capital Management International Index Fund.

Response:    The Registrant has a licensing agreement that requires it to provide the disclosure in the prospectus.  The Registrant has created an “Appendix A” and moved this disclosure to said Appendix.

3.  Master-Feeder Structure (p. 6s)

Please remove the page long section regarding the Master Feeder structure from the beginning of the prospectus.  It is acceptable, however, to note in the cover page that certain of the funds utilize a master feeder structure.

Response:    The Registrant has moved the page long disclosure regarding the Master Feeder structure to the section entitled “Management of the Trust”.  The Registrant has also added the following disclosure to the cover page:

Certain Funds utilize a master-feeder structure.

4.  Summary Overview – JNL/American Funds Blue Chip Income and Growth Fund (pp. 7s-9s)

a.	Please consistently refer to this fund as a Feeder Fund, in particular in footnote 1. See Form N-1A, Item 2, Instruction 1(d)(ii). This comment applies to all six JNL/American Feeder Funds.

Response:    The Registrant has clarified the references to all six JNL/American Feeder Funds throughout the prospectus, as applicable.

b.	Please confirm to staff that there are no breakpoint discounts to disclose pursuant to Item 3 of Form N-1A. This comment applies to all Feeder Funds as well as to other funds of the Trust.

Response:    The Registrant confirms that there are no undisclosed breakpoint discounts with regard to any Fund, including all of the JNL/American Feeder Funds.  Of course, all fee waivers and reimbursements for each Fund, including the Feeder Funds, are fully disclosed.

c.
In the second column on page 7s, the paragraph above the Expense Example discloses fees and expenses at the Master Fund level for Class 1 shares.  Please explain to staff the basis for including this disclosure in the summary.  This comment applies to all Feeder Funds.

Response:    The Registrant regards the disclosure as relevant to a full understanding by Contract Owners of the fees and expenses that the two tier structure imposes.  The Registrant considered adding this paragraph to Footnote 3 that precedes it in the second column to provide a full understanding of the composition of the Management/Administrative Fee as between the Master Fund and the Feeder Fund. The line item in the fee table for the combined feeder and master funds Management/Administrative Fee without waiver lacks clarity as to what the Class 1 shares fees are.  Registrant believes that its content, length and location provide meaningful disclosure that does not obscure the other expense and performance information.

d.
Please clarify whether fee waiver/reimbursement arrangements are reflected in the example and if so that such waivers are reflected only for the length of the waiver.  This comment applies to all six JNL/American Feeder Funds.

Response:    The Registrant confirms that fee waiver/reimbursement arrangements are reflected in the example and that such waivers are reflected only for the length of the waiver for each of the JNL/American Feeder Funds.

e.	Please provide updated portfolio turnover information and total return information for staff review at p. 8s. This comment applies to all six Feeder Funds.

Response:    The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

f.	In the principal investment strategies section please describe the significance of “Class 1” shares of the Master Fund. This comment applies to all six Feeder Funds.

Response:    The “Class 1” shares are identified in the “Principal Investment Strategies” section as they are the shares of each Master Fund that each Feeder Fund will be investing in.

g.
In the principal risks section of the summary at page 8s, please more fully describe derivatives risk and foreign securities risk and revise the “Principal Strategies” section to note derivatives as a principal strategy.  This comment applies to all Feeder Fund and fund summaries that include such risks.

Response:    We have added the underscored language to the summary versions of “derivatives risk” and “foreign securities risk”.  This underscored language has been added to each summary description that has “derivatives risk” and “foreign securities risk”.

Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

h.
Certain funds, including the Blue Chip Income and Growth Fund, have omitted the statement (or some modification thereof) required by Item 8 of Form N-1A. Please confirm to staff that these funds have done so because they (and all related companies) do not pay financial intermediaries for the sale of fund shares or related services.  Alternatively please explain to staff how other language responsive to Item 8 has been included in the prospectus for these funds individually or the Trust as a whole.

Response:    General Instruction 3(c)(iii) of Form N-1A states “A prospectus that contains information about more than one Fund may integrate the information required by any of Items 6 through 8 for all of the Funds together, provided that the information contained in any Item that is integrated is identical for all Funds covered in the prospectus.  If the information required by any of Items 6 through 8 is integrated pursuant to this paragraph, the integrated information should be presented immediately following the separate presentations of Item 2 through 8 information for individual Funds.  In addition, include a statement containing the following information in each Fund’s separate presentation of Item 2 through 8 information, in the location where the integrated information is omitted:  “For important information about [purchase and sale of fund shares,] [tax information,] and [financial intermediary compensation], please turn to [identify section heading and page number of prospectus].””

The Registrant has included the statement required by General Instruction 3(c)(iii) of Form N-1A at the end of each summary fund description and has included the required statement in the section entitled “Information About Purchasing the Funds.”

5.  Summary Overview – JNL/American Funds Global Bond Fund (pp. 10s-12s)

a.	In the Principal Investment Strategies section on page 11s, please clarify the reference to “entities.”

Response:    The Registrant has replaced “entities” with “companies”, as shown in the excerpt from the “Principal Investment Strategies” below.

The Master Fund is designed for investors seeking returns through a portfolio of debt securities issued by ~~entities~~ companies based around the world.

The Master Fund seeks to provide you, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets in investment-grade bonds issued by ~~entities~~ companies based around the world and denominated in various currencies, including U.S. dollars. The Master Fund may also invest in lower quality, higher yielding debt securities.  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

b.
Please consider adding emerging market risk and liquidity risk given that this Feeder Fund indirectly invests in bonds issued by foreign entities as well as junk bonds as stated at page 11s.  Please also add these risks as principal risks to the fuller description of risks later in the prospectus at page 7.

Response:    The Registrant has added “liquidity risk” and “emerging markets risk” to the list of “Principal Risks of Investing in the Fund.”  Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

6.  Summary Overview – JNL/American Funds Global Small Capitalization Fund (pp. 13s-15s)

a.	Please include market risk in the risk summary on page 14s inasmuch as this Feeder Fund indirectly invests primarily in securities.

b.
Please consider adding emerging market risk and liquidity risk given that this Feeder Fund indirectly invests in stocks of smaller companies from around the world as stated at page 14s.  Please also add this risk as a principal risk to the fuller description of risks later in the prospectus at page 11.

Response:    The Registrant has added “market risk,” “liquidity risk” and “emerging markets risk” to the list of “Principal Risks of Investing in the Fund.”  Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

c.
Please delete the information regarding change in indices in the narrative following the performance table as it does not relate to an immediately preceding period.  See Form N-1A, Item 4(b)(2), Instruction 2(e).

Response:    The Registrant has removed this information.

7.  Summary Overview – JNL/American Funds International Fund (pp. 19s-21s)

Please include market risk in the principal risk summary on page 20s inasmuch as this Feeder Fund indirectly invests primarily in securities.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”  Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

8.  Summary Overview – JNL/American Funds New World Fund (pp. 22s-24s)

a.
In the principal strategies section on page 23s, please identify lower rated bonds as “junk bonds” in the third paragraph.  Please ensure that any first time reference in a summary prospectus for any other fund to fixed income securities rated below investment grade notes those securities as “junk bonds” (e.g., the Templeton Income Fund).

Response:    The Registrant has added the underscored language below to the third paragraph of the section “Principal Investment Strategies” to identify lower rated bonds as “junk bonds.”  Registrant confirms that any first time reference in a summary prospectus for any other fund to fixed income securities rated below investment grade notes those securities as “junk bonds” has had this addition made, as well.

In addition, the Master Fund may invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds (sometimes referred to as “junk bonds”) and government bonds, primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.  The Master Fund may also, to a limited extent, invest in securities of issuers based in nonqualified developing countries.

b.	In the principal strategies section on page 23s, please clarify the reference to “qualified countries” in the second paragraph.

Response:    The Registrant has added the underscored language below to the second paragraph of the section “Principal Investment Strategies” to provide clarification to the reference “qualified countries.”

Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.  In determining whether a country is qualified, the Master Fund will consider such factors as the country’s per capita gross domestic product; the percentage of the country’s economy that is industrialized; market capital as a percentage of gross domestic product; the overall regulatory environment; the presence of government regulation limiting or banning foreign ownership; and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.

c.	Please include market risk in the risk summary on page 23s inasmuch as this fund invests in securities.

d.
Inasmuch as the Master New World Fund may invest up to 25% of its assets in lower rated debt securities (as stated in the Statement of Additional Information (SAI) at page 30), please add the risks of lower rated bonds to the principal risks summary and to the fuller description of principal risks for this Feeder Fund at page 25.

e.	Please consider adding interest rate risk inasmuch as the Feeder Fund indirectly invests a substantial percentage of assets in debt securities.

f.	Please also consider adding liquidity risk given the riskier nature of the Feeder Fund’s foreign investments as described on page 23s.

g.	Please add these risks to the fuller description of principal risks later in the prospectus at page 24.

Response:    The Registrant has added “market risk,” “High yield bonds, lower-rated bonds, and unrated securities,” “interest rate risk”, and “liquidity risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

9.  Summary Overview – JNL Institutional Alt 20 Fund (pp. 25s-26s)

a.
Please provide updated fee tables for staff review and confirm to staff that fee waiver/reimbursement arrangements are not reflected in the annual fund operating expenses tables or in the examples.  This comment applies to all of the remaining funds in the Trust.

Response:    Please see Registrant’s response to Comment 4(e), above, the response to which applies here as well.

b.	Please confirm to staff that there are no breakpoint discounts to disclose pursuant to Item 3 of Form N-1A. This comment applies to all funds in the Trust.

Response:    Please see Response to Item 4(b), above, which is applicable to all Funds, including Feeder Funds as requested by this comment and Comment 4(b).

c.	Please provide updated portfolio turnover information and total return information for staff review at p. 25s. This comment applies to all funds in the Trust.

Response:    Please see Registrant’s response to Comment 4(e), above, the response to which applies here as well.

d.
Please clarify on page 26s whether the International and Alternative investment categories fall within the Non-Traditional Asset Classes.  This comment applies to all of the JNL Institutional Alt Funds.

Response:    The Registrant confirms that the International and Alternative investment categories fall within the Non-Traditional Asset Classes.  The Registrant will correct the table in the fund description in the 485BPOS filing.

e.	Please provide updated performance for staff review including the bar chart. This comment applies to all funds in the Trust.

Response:    Please see Registrant’s response to Comment 4(e), above, the response to which applies here as well.

f.
The prospectus notes in the Principal Investment Strategies section that the fund invests in “Class A” shares of other funds.  Please clarify what is intended by this phrase.  This comment applies to the prospectus for each of the “Alt” funds.

Response:    The Underlying Funds offer two classes, Class A and Class B.  The JNL Institutional Alt 20 Fund, as well as the other Fund of Funds, will invest only in Class A shares of the Underlying Fund.

g.	Please add (at page 26s) the statement required by Form N-1A, Item 4(b)(2) that explains the variability of the fund’s returns. This comment applies to all remaining funds in the Trust.

Response:    The Registrant has modified the introductory paragraph in the section entitled “Performance” for each applicable Fund in the Trust to state as follows (the underscored language has been added and the stricken language has been deleted):

Performance.  The bar chart and table on this page provide some indication of the risks of investing in the Fund; that is relevant to the risks of investing in the Fund and ~~The bar chart and table below~~ shows the past performance of the Fund’s shares. The chart presents the annual returns and shows how performance has varied from year to year. However, it is not a forecast of how the Fund will perform in the future.  The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

h.	Please confirm that Class A is the only class of this fund available to investors. This comment applies to all of the JNL Institutional Alt Funds.

Response:    Please see Registrant’s response to Comment 9(f), above, the response to which applies here, as well.

i.
Please explain to staff the derivation of the numbers in the names of the JNL Institutional Alt Funds (maximum percentage to be invested in traditional equity securities?) and consider adding such disclosure either in the summaries or fuller description of those funds.

Response:    The number in the fund name represents the percentage of the assets of the fund that will invest in the alternative investments; with the remaining percentage investing in traditional asset classes.

j.
Funds that invest in other funds must disclose in the principal strategies section those principal strategies of the underlying fund that, in aggregation, are principal strategies for the fund that invests in them, and must identify the principal risks those strategies entail.  Please revise the prospectus accordingly.  This comment applies to the prospectus for each of the “Alt” funds and any other fund of funds (e.g., the Founding Strategy Fund).

Response:    We respectfully decline this comment. The Registrant believes that the statement “The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust and JNL Variable Fund LLC.” is sufficient and compliant disclosure under Item 4 of the Form N-1A.

k.
(added from 2/3/10 Phone Cal from Staff) For the JNL Institutional Alt 20 Fund (and any applicable funds):  Please add a statement at end of introductory paragraph of performance section on p. 26s that if deductions for charges imposed under a variable insurance contract were imposed performance would be lower.

Response:    The introductory paragraph in the section entitled “Performance,” the following disclosure already exists:

The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.

10.  Summary Overview – JNL/AIM Global Real Estate Fund (pp. 33s-35s)

Please confirm to staff that the new name for this fund comports with Rule 35d-1, 17 C.F.R. sec. 270.35d-1.  This comment applies to all funds in the Trust that reflect name changes in this prospectus.

Response:    The Registrant confirms that the name for this fund comports with Rule 35d-1, 17 C.F.R. sec. 270.35d-1.  The parenthetical showing the former name of the Fund has been removed.

11.  Summary Overview – JNL/AIM International Growth Fund (pp. 36s-38s)

a.
Please disclose the risk of derivatives inasmuch as investment in derivative securities is listed as a principal investment strategy on page 36s.  Please make a conforming change in the fuller description of this fund’s principal risks later in the prospectus at page 54.

Response:    The Registrant has added “derivatives risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

b.
The prospectus notes that the fund focuses on earnings growth as a factor in investing.  Please note the risk inherent in this approach, as is done with the Large Cap Growth Fund.  Please also ensure that the prospectus for any fund with a particular investment style such as this (e.g., the Templeton Mutual Shares Fund which focuses on value investing) notes the risk that that style of investment entails.

Response:    The Sub-Adviser has deleted this disclosure, so that the statement reads as follows:

The Fund seeks to achieve its objective by investing in a diversified portfolio of reasonably priced, quality international equity securities.

c.
Separately, the prospectus includes the purchase of derivatives instruments as a principal strategy.  Please identify the associated risk in the Principal Risks section.  Please also ensure that the summary prospectus for each fund notes a principal risk for each strategy indentified in the principal risk section.

Response:    Please see Registrant’s response to Comment 11(a), above, the response to which applies here, as well.

12.  Summary Overview – JNL/AIM Large Cap Growth Fund (pp. 39s-41s)

Please explain to staff why foreign securities risk has not been included in the principal risks summary on pp. 39s-40s inasmuch as the fund invests a significant percentage of its assets in foreign securities and in addition foreign securities risk is listed as a principal risk in the description of this fund on page 57.  Please revise the risk summary and please confirm to staff that all risk summaries in the summary overview section list all principal risks included in the fuller descriptions of the funds later in the prospectus.

Response:    “Foreign securities risk” was listed as a principal risk for this Fund in the Trust’s 485APOS filing on December 18, 2009.

The Registrant confirms to staff that all risk summaries in the summary overview section list all principal risks included in the fuller descriptions of the funds later in the prospectus.

13.  Summary Overview – JNL/AIM Small Cap Growth Fund (pp. 42s-44s)

The prospectus lists investments in debt securities as a principal risk strategy.  Please include interest rate risk and credit risk as principal risks, as is done with the Global Balanced Fund.

Response:    The Registrant has added “credit risk” and “interest rate risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

14.  Summary Overview – JNL/Credit Suisse Long/Short Fund (pp. 58s-60s)

Please put the first and last sentences of the second paragraph of the principal investment strategies section (on page 59s) into plain English.  Please correct the typographical error in the preceding paragraph.

Response:    The Registrant has revised the second paragraph of the “Principal Investment Strategies” to read as follows (the underscored language is new and the stricken language has been removed):

The Sub-Adviser generally employs complementary ~~symmetric~~ long and short stock positions around within the framework of full market exposure to the S&P 500 Index.  Long positions are typically held at up to 140% of the underlying stock portfolio, and the standards short limitation ~~constraint~~ is relaxed to ~~a degree~~ allow~~ing~~ short positions of up to 40% of the underlying stock portfolio. The portfolio, including the net short positions, therefore, maintains an expected beta of one (1.0) in relation to the S&P 500 Index while seeking to achieve ~~capture~~ better performance through this technique, in the long-run, than the S&P 500 Index.

The Registrant has also corrected the typographical error in the preceding paragraph by adding underscored language below:

The Fund’s principal investment strategy is to employ a proprietary, quantitative multi-factor model to select an equity portfolio with long-run average total returns greater than the benchmark Standard & Poor’s (“S&P”) 500 Index and with investment risk similar to the S&P 500 Index.  The investment strategy is quantitative in nature; the portfolio managers’ discretion is used to determine the selection and importance of factors in the multi-factor stock selection model.  The Fund’s active quantitative equity management strategy allows the portfolio to simultaneously invest in stocks and to underweight unattractive stocks beyond benchmark weights, resulting in short positions on certain stocks.  The strategy employed by this Fund is a natural expansion of enhanced indexing and long/short strategies, referred to as the U.S. Equity – Short Extension Strategy.  This strategy offers the portfolio management team increased flexibility to express their views on certain equities while maintaining—to a large degree—the S&P 500 Index’s risk factors, such as sector and industry exposures.

15.  Summary Overview – JNL/AIM Capital Guardian Global Diversified Research Fund (pp. 49s-51s)

The prospectus notes that the fund may invest in debt securities.  Please include credit risk, interest risk and liquidity risk as principal risks.

Response:    There was a typographical error in the Item 4 disclosure.  It incorrectly stated that the Fund may invest in debt securities.  This should state that the Fund may invest in equity securities as stated in Item 9.  The Registrant has corrected the statement in Item 4.  Based on this correction, the Registrant believes that “credit risk,” “interest rate risk,” and “liquidity risk” are not risks of this Fund.

16.  Summary Overview – JNL/Credit Suisse Commodities Securities Fund (pp. 55s-57s)

The prospectus notes that the fund will focus its investments in securities of issuers in business focused in particular industries, including fixed income securities.  Please include the sector risk associated with this focus.  Please also include credit risk, interest rate risk, and liquidity risk as principal risks.  This comment applies to any other fund for which investments in fixed income securities is a principal investment strategy but whose summary prospectus omits the commensurate or some of the commensurate  risks in the principal risks section (e.g., the Global Growth Fund).

Response:    The Registrant has added “industry concentration risk,” “credit risk,” “liquidity risk,” and “interest rate risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

17.  Summary Overview – JNL/Franklin Templeton International Small Cap Growth Fund (pp. 75s-77s)

The prospectus notes that the fund will normally invest in companies having a market capitalization of $5 billion or less.  Please include investment risk associated with this focus.  This comment also applies to other fund prospectuses that omit the investment risk of focusing on securities of issuers having a specified market capitalization size (e.g., Eagle Core Equity Fund).

Response:    The Registrant has added “small cap investing risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

18.  Summary Overview – JNL/Ivy Asset Strategy Fund (pp. 93s-95s)

The prospectus notes that the fund will allocate assets in instruments of issuers “located around the world.”  Please clarify supplementally whether this includes issuers in emerging markets.  If so, please revise the principal risks section to include the risk of such investments.

Response:    The Registrant confirms that the fund may allocate assets in emerging markets.  The Registrant has added “emerging markets risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

19.  Summary Overview – JNL/JPMorgan U.S. Government & Quality Bond Fund (pp. 101s-103s)

The prospectus notes that the fund may invest in mortgage backed securities.  Please identify the risks of such investments (separate from the fact that repayment may depend solely on the credit of the issuer, as is currently stated), and ensure that the response to Item 9 provides fuller detail.

Response:    The Registrant believes that the principal risks currently disclosed for JNL/JPMorgan U.S. Government & Quality Bond Fund accurately reflect the risks associated with the Fund.  Additionally, the Registrant has added “Mortgage-backed and mortgage-related securities risk” to the “Principal Risks of Investing in the Fund”.

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

20.  Summary Overview – JNL/M&G Global Basics Fund (pp. 110s-112s)

Please clarify the basis for use of the word “Global” in the name of the fund.

Response:    The Fund name includes “global” as the Fund may invest around the world.

21.  Summary Overview – JNL/M&G Global Leaders Fund (pp. 113s-115s)

In the principal investments strategies section (on page 113s), please clarify the phrase “companies at the forefront of creating value for shareholders” at the end of the first sentence.

Response:    The Registrant has added the underscored language to clarify the phrase “companies at the forefront of creating value for shareholders.”

Principal Investment Strategies.   The Fund seeks to invest in stocks selected from the full spectrum of leading companies world-wide (leading companies is defined as those companies that are at the forefront of creating value for shareholders) either directly as a result of a rise in its stock or bond price or dividends, or stock splits, or indirectly by its participation in activities or markets providing for future enhanced profitability.

22.  Summary Overview – JNL/Mellon Capital Management European 30 Fund (pp. 120s-122s)

The prospectus lists a buy and hold strategy and lists a corresponding principal risk of Limited Management, Trading Cost, and Rebalance Risk, which mentions the possibility of higher transaction costs.  Please clarify supplementally how this strategy leads to those costs.  This comment applies to all funds that note this risk as a principal risk.

Response:    The Sub-Adviser uses a buy and hold strategy as it relates to the fact that the stock selection process used to determine the investment holdings is undertaken only once per year.  The stock selection process can result in a significant number of prior period holdings being replaced with new investment selections.  The Sub-Adviser executes the trading required to convert the prior portfolio to the current portfolio in a relatively short period of time after each stock selection date. Therefore, this may cause higher transaction costs.  When a portfolio is otherwise restructured, it is usually done over a period of time that may take advantage of varying prices and market opportunities that are not expected to be available within a limited time frame. Additionally, the Registrant has added the following disclosure entitled “Portfolio Turnover” in the Trust prospectus under the section entitled “More About the Funds,” that discusses the higher transaction costs as well (see excerpt below).

Portfolio Turnover. Portfolio turnover rates also may be increased by purchases or redemptions of a Fund’s shares, because of the need to invest new cash resulting from purchases of shares or the need to sell portfolio securities owned in order to meet redemption requests. Increased portfolio turnover necessarily results in correspondingly higher costs, which can include brokerage commissions, and other transaction costs on the sale of securities and reinvestment in other securities.

23.  Summary Overview – JNL/Mellon Capital Management S&P 500 Index Fund (pp. 126s-128s)

In the principal strategies on page 126s, please clarify the reference to “target index” as used in the second to the last sentence of the first paragraph of that section.

Response:    The reference to “target index” refers to the S&P 500 Index.  The Registrant has clarified the language in the prospectus as follows (the underscored language has been added, the stricken language has been removed):

The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index. The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis.  The Fund attempts to replicate the ~~target index~~ S&P 500 Index by investing all or substantially all of its assets in the stocks that make up the S&P 500 Index.  Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long-term.

24.  Summary Overview – JNL/Mellon Capital Management S&P 400 MidCap Index Fund (pp. 129s-131s)

In the principal strategies on page 129s, please clarify the reference to “target index” as used in the third sentence from the end of the first paragraph of that section.

Response:    The reference to “target index” refers to the S&P 400 MidCap Index.  The Registrant has clarified the language in the prospectus as follows (the underscored language has been added, the stricken language has been removed):

The Fund invests under normal circumstances at least 80% of its in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index.  The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis. The Fund attempts to replicate the ~~target index~~ S&P MidCap 400 Index by investing all or substantially all of its assets in the stocks that make up the S&P MidCap 400 Index.  The Fund's foreign investments generally reflect the weightings of foreign securities in the S&P MidCap 400 Index. Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long term.

25.  Summary Overview – JNL/Mellon Capital Management Bond Index Fund (pp. 138s-140s)

In the principal strategies on page 138s, please clarify the reference to “summary characteristics” as used in the first sentence of this section.

Response:    The Registrant has removed the word “summary” from the first sentence of this section, as shown below:

The Fund invests under normal circumstances at least 80% of its assets in fixed-income securities that seek to match the performance and ~~summary~~ characteristics of the Barclays Capital U.S. Aggregate Bond Index.  Research and experience indicates that it is impractical to fully replicate most broad fixed-income indices.  This index includes thousands of issues, many of which may be illiquid and unavailable in the secondary market.  Additionally, reinvestment of cash flows would be costly in a full replication environment, as it would entail trading many issues in uneven amounts.  Given these difficulties, the Sub-Adviser utilizes a sampling approach that combines analysis and the experience and judgment of its investment professionals.

26.  Summary Overview – JNL/Mellon Capital Management Global Alpha Fund (pp. 141s-142s)

Given the principal investment strategies for this fund as described on page 141s, please clarify supplementally why the risks listed as non-principal risks for this fund on pp. 186-187 are not principal risks and listed as such in the summary, e.g., foreign securities risk, credit risk, currency risk, interest rate risk.  Please also clarify supplementally why management risk is not a principal risk for an “alpha” fund.

Response:    The Registrant has added “foreign securities risk,” “credit risk,” “currency risk,” and “interest rate risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

Additionally, the Registrant notes that “management risk” is not needed as with all actively managed funds, management is a risk.

27.  Summary Overview – JNL/Oppenheimer Global Growth Fund (pp. 143s-145s)

Given that the fund invests primarily in common stocks, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 192 is not a principal risk and listed as such in the summary.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

28.  Summary Overview – JNL/PAM Asia ex-Japan Fund (pp. 146s-148s)

Given that the fund invests primarily in equities and equity-related securities, please clarify supplementally why market risk and bond related risks listed as non-principal risks for this fund on page 195 are not principal risks and listed as such in the summary.

Response:    The Registrant has added “market risk,” “credit risk,” and “currency risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

29.  Summary Overview – JNL/PAM China-India Fund (pp. 149s-151s)

Given that the fund invests primarily in equities and equity-related securities, please clarify supplementally why market risk and bond related risks listed as non-principal risks for this fund on pp. 199-201 are not principal risks and listed as such in the summary.

Response:    The Registrant has added “market risk,” “credit risk,” and “currency risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

30.  Summary Overview – JNL/PIMCO Real Return Fund (pp. 152s-154s)

Given the principal investment strategies for this fund as described on page 141s, please clarify supplementally why certain risks listed as non-principal risks for this fund on pp. 204-205 are not principal risks and listed as such in the summary, e.g., foreign securities risk, credit risk, currency risk, interest rate risk.

Response:    The Registrant has added “foreign securities risk,” “credit risk,” “interest rate risk,” and “currency risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

31.  Summary Overview – JNL/PIMCO Total Return Bond Fund (pp. 155s-157s)

Given the principal investment strategies for this fund as described on pp. 155s-156s, please clarify supplementally why certain risks listed as non-principal risks for this fund on pp. 208-210 are not principal risks and listed as such in the summary, e.g., foreign securities risk, credit risk, currency risk.

Response:    The Registrant has added “foreign securities risk,” “credit risk,” and “currency risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

32.  Summary Overview – JNL/PPM America Value Equity Fund (pp. 167s-169s)

Given that the fund invests primarily in equities and equity securities, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 222 is not a principal risk and listed as such in the summary.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

33.  Summary Overview – JNL/Select Value Fund (pp. 179s-181s)

Given that the fund invests primarily in common stock, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 236 is not a principal risk and listed as such in the summary.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

34.  Summary Overview – JNL/T. Rowe Price Established Growth Fund (pp. 182s-184s)

Given that the fund invests primarily in common stock, please clarify supplementally why market risk listed as a non-principal risk for this fund on page 238 is not a principal risk and listed as such in the summary.  Please also consider whether risks associated with futures and options should be listed as principal risks inasmuch as investments in futures and options are listed in the principal strategies section.

Response:    The Registrant has added “market risk” and “counterparty settlement risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, these risks have been moved in the full description from “Additional Risks” to “Principal Risks.”

35.  Summary Overview – JNL/S&P Competitive Advantage Fund (pp. 195s-197s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as a non-principal risks for this fund on page 252 are not principal risks and listed as such in the summary.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

36.  Summary Overview – JNL/S&P Dividend Income and Growth Fund (pp. 198s-200s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as a non-principal risks for this fund on page 255 are not principal risks and listed as such in the summary.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

37.  Summary Overview – JNL/S&P Intrinsic Value Fund (pp. 201s-203s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as a non-principal risks for this fund on page 258 are not principal risks and listed as such in the summary.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

38.  Summary Overview – JNL/S&P Total Yield Fund (pp. 204s-206s)

Given that the fund invests primarily in common stock of certain companies, please clarify supplementally why market risk and company risk listed as non-principal risks for this fund on page 261 are not principal risks and listed as such in the summary.

Response:    The Registrant has added “market risk” to the list of “Principal Risks of Investing in the Fund.”

Accordingly, this risk has been moved in the full description from “Additional Risks” to “Principal Risks.”

39.  Summary Overview – JNL/S&P Managed Conservative Fund (pp. 209s-210s)

a.
The prospectus lists entries for two broad based indices in the performance table and then discloses separately that a portion of the fund’s return is “benchmarked” to one of the indices and the other portion is benchmarked to the other index.  It is unclear whether the actual data for the index entries in the table will display the actual performance for that index and, if so, what the following disclosure is intended to convey.  Please clarify this supplementally.  This comment applies as well to certain other asset allocation funds (e.g., Managed Moderate Fund).

Response:    The Registrant has deleted this disclosure for all the applicable Funds.

b.
The narrative before the table separately notes that the fund recently acquired another fund.  Please delete this disclosure as it is not permitted by Form N-1A.  This comment applies as well to certain other asset allocation funds (e.g., the Managed Moderate Fund).

Response:     This disclosure has been deleted from all applicable funds.

40.  JNL/American Funds Blue Chip Income and Growth Fund
(non-summary disclosure for new Feeder Fund) (pp. 2-5)

a.
Please identify this fund as a Feeder Fund and disclose that the Feeder Fund invests in Class 1 shares of the Master Fund and describe the significance of the Class 1 Shares.  This comment applies to the fuller non-summary disclosure for all Feeder Funds.

Response:    Please see Registrant’s response to Comment 4(a) and 4(f), above, the responses to which applies here as well.

b.
Please disclose in the discussion of manager-of-managers relief at page 4 that advisory agreements with affiliates still require shareholder approval.  This comment applies to all funds in the Trust that include this disclosure.

Response:    The Registrant has added the underscored language to the paragraph below:

JNAM has received an exemptive order from the U.S. Securities and Exchange Commission that permits JNAM, subject to certain conditions, to enter into agreements relating to the Trust with unaffiliated sub-advisers approved by the Board without obtaining shareholder approval. Thus, in the event that the Feeder Fund is no longer part of a master-feeder structure, the exemptive order permits JNAM, subject to the approval of the Board but without shareholder approval, to employ unaffiliated sub-advisers for the Feeder Fund, change the terms of particular agreements with unaffiliated sub-advisers or continue the employment of existing unaffiliated sub-advisers after events that would otherwise cause an automatic termination of a sub-advisory agreement. You will be notified of any affiliated or unaffiliated sub-adviser hirings or changes. Shareholders of the Fund have the right to terminate an agreement with an affiliated or unaffiliated sub-adviser for the Fund at any time by a vote of the majority of the outstanding voting securities of such Fund.

c.
Please state that should the Feeder Fund withdraw its entire investment from its corresponding Master Fund as stated at page 4, the Trust will obtain any necessary regulatory approvals and file any necessary disclosure documents with the Commission.  This comment applies to all Feeder Funds.

Response:    Registrant respectfully asserts that the addition of disclosure with regard to its intention to comply with applicable law is unwarranted. As we all are aware, the Investment Company Act of 1940, as amended is a highly regulatory securities law and there are many other provisions that may have equal or even greater compliance and disclosure obligations that are not disclosed.  Inclusion of the intention to abide by each such requirement would totally obscure the relevant information. In particular, it is not clear in this case that any regulatory approval would be required and disclosure is an on-going obligation.

d.
Please clarify (at page 5) Mr. Dunton’s, Mr. Sappenfield’s, Mr. Buchbinder’s and Mr. Lovelace’s business experience for the last five years.  See Form N-1A, Item 10(a)(2).  Please make the same revision to the disclosure for each fund that describes these portfolio managers’ business experience.

Response:    We respectfully decline this comment.  American Funds would like the disclosure for the Master Fund to match the disclosure in the Feeder Funds. In addition, we have been informed by American Funds that this disclosure has satisfied all obligations in the past and no other investing feeder fund or separate account has received such comments with respect to its Rule 485(a) filing.

41.  JNL/American Funds Global Bond Fund
(non-summary disclosure for new Feeder Fund) (pp. 6-10)

a.	In the Principal Investment Strategies section on page 6, please clarify the reference to “entities.”

Response:    The Registrant has replaced “entities” with “companies”, as shown in the excerpt from the “Principal Investment Strategies” below.

The Master Fund seeks to provide you, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in investment-grade bonds issued by ~~entities~~ companies based around the world and denominated in various currencies, including U.S. dollars.  The Master Fund may also invest in lower quality, higher yielding debt securities.  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

b.
Please clarify (at page 10) Mr. Dalzell’s, Mr. Hogh’s, and Mr. Mulally’s business experience for the last five years.  See Form N-1A, Item 10(a)(2).  Please make the same revision to the disclosure for each fund that describes these portfolio managers’ business experience.

Response:    Please see Registrant’s response to Comment 40(d), above, the responses to which applies here as well.

42.  JNL/American Funds Global Small Capitalization Fund
(non-summary disclosure for new Feeder Fund) (pp. 11-14)

Please clarify (at page 14) Mr. Crawford’s, Mr. Denning’s, Mr. Frank’s and Mr. La’s business experience for the last five years.  See Form N-1A, Item 10(a)(2).  Please make the same revision to the disclosure for each fund that describes these portfolio managers’ business experience.

Response:    Please see Registrant’s response to Comment 40(d), above, the responses to which applies here as well.

43.  JNL/American Funds Growth-Income Fund
(non-summary disclosure for new Feeder Fund) (pp. 15-18)

a.
Please clarify (at pp. 18-19) Mr. Crawford’s, Mr. Dunton’s, Mr. Frank’s, Mr. Huntington’s, Mr. O’Neal’s, Mr. Sappenfield’s, and Mr. Yolle’s business experience for the last five years.  See Form N-1A, Item 10(a)(2).  Please make the same revision to the disclosure for each fund that describes these portfolio managers’ business experience.

Response:    Please see Registrant’s response to Comment 40(d), above, the responses to which applies here as well.

b.
The disclosure on page 16 for the Growth-Income Fund responding to the requirements of Item 9 as to principal risks lists a risk, i.e., emerging markets risk, that is not identified in the summary prospectus.  Please revise the prospectus accordingly and ensure that the identification of principal risks made in the summary prospectus for each fund corresponds to the description of principal risks provided in response to Item 9.

Response:    The Registrant has added “emerging markets risk” to the “Principal Risks of Investing in the Fund” in both the summary section and the full disclosure.

The Registrant confirms that the identification of principal risks made in the summary prospectus for each fund corresponds to the description of principal risks provided in response to Item 9.

44.  JNL/American Funds International Fund
(non-summary disclosure for new Feeder Fund) (pp. 20-23)

a.	In the principal investment strategies section on page 20, please disclose with some greater specificity how the adviser decides which securities to buy and sell. See Form N-1A, Item 9(b)(2).

Response:    Language in the section entitled “Management” in each Feeder Fund discloses how the investment adviser decides which securities to buy and sell. Below please find the excerpts from this section.

The Master Fund relies on the professional judgment of its investment adviser, CRMC, to make decisions about the Master Fund’s portfolio investments. The basic investment philosophy of CRMC is to seek to invest in attractively priced securities that, in its opinion, represent above-average long-term investment opportunities. CRMC believes that an important way to accomplish this is through fundamental analysis, including meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when CRMC believes that they no longer represent relatively attractive investment opportunities.

CRMC uses a system of multiple portfolio counselors in managing mutual fund assets.  Under this approach, the portfolio of the Master Fund is divided into segments managed by individual counselors who decide how their respective segments will be invested.  In addition to the portfolio counselors below, CRMC’s investment analysts may make investment decisions with respect to a portion of a Master Fund’s portfolio. Investment decisions are subject to a Master Fund’s objective(s), policies and restrictions and the oversight of the appropriate investment-related committees of CRMC and its investment divisions.

b.
Please clarify (at page 23) Mr. Lee’s, Mr. Lyckeus’s, and Mr. Thomsen’s business experience for the last five years.  See Form N-1A, Item 10(a)(2).  Please make the same revision to the disclosure for each fund that describes these portfolio managers’ business experience.

Response:    Please see Registrant’s response to Comment 40(d), above, the responses to which applies here as well.

45.  JNL/American Funds New World Fund
(non-summary disclosure for new Feeder Fund) (pp. 24-28)

Please clarify (at page 28) Mr. Barclay’s, Mr. Kawaja’s, and Mr. Lovelace’s business experience for the last five years.  See Form N-1A, Item 10(a)(2).  Please make the same revision to the disclosure for each fund that describes these portfolio managers’ business experience.

Response:    Please see Registrant’s response to Comment 40(d), above, the responses to which applies here as well.

46.  Financial Highlights (p. 329)

In the introductory paragraph, please add a statement that if charges imposed under a variable insurance contract were reflected, returns would be lower.

Response:    The Registrant has added the underscored language to the introductory paragraph.

The following table provides selected per share data for one share of each Fund.  The information does not reflect any charges imposed under a variable insurance contract.  If charges imposed under a variable contract were reflected, the returns would be lower.  You should refer to the appropriate variable insurance contract prospectus regarding such charges.

47.  Statement of Additional Information (SAI)

a.           Please provide updated portfolio manager disclosure (at pp. 83-151 of the SAI) for staff review.

Response:    Please see Registrant’s response to Comment 4(e), above, the response to which applies here as well.

b.	With respect to the portfolio holdings disclosure at pp. 179-182 of the SAI, please clarify the placement of the starred footnote on page 180.

Response:    The Registrant believes the placement of the footnote is accurate.

c.
Please add the proxy voting disclosure required by Form N-1A, Item 17(f) including how the information regarding how the Trust voted proxies during the most recent 12 month period is available.  The disclosure on pp. 189-190 of the SAI appears incomplete.

Response:    The Registrant has provided a specific web address for information regarding how the Trust voted proxies during the most recent 12 month period.  This information has been updated in the third paragraph of the section entitled “Proxy Voting for Securities held by the Funds.”  The underscored language has been added and the stricken language has been removed.

The Policy is designed to promote accountability of a company’s management to its shareholders and to align the interests of management with those shareholders.  The Sub-Advisers generally review each matter on a case-by-case basis in order to make a determination of how to vote in a manner that best serves the interests of Fund shareholders.  The Sub-Advisers may abstain from voting from time to time where it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote.  In addition, the Sub-Advisers will monitor situations that may result in a conflict of interest in accordance with their policies and procedures.  A description of the policies and procedures used by the Funds to vote proxies relating to the portfolio securities and information on how the Funds voted proxies relating to portfolio securities during the 12 month period ended June 30 are available (1) without charge, upon request by calling 1-800-766-4683 (Annuity Service Center), 1-800-599-5651 (NY Annuity Service Center) or 1-800-777-7779 (for contracts purchased through a bank or financial institution), (2) on Jackson’s and Jackson NY’s website at http://vds.issproxy.com/SearchPage.php?CustomerID=2451[www.jackson.com], and (3) on the Securities and Exchange Commission's website at www.sec.gov.

d.	The disclosure of proxy voting for Feeder Funds as described at the bottom of page 189 of the SAI seems incomplete as well. Please add disclosure responsive to item 17(f) of Form N-1A.

Response:
We respectfully assert that the disclosure provided with regard to the proxy voting for the Feeder Funds is complete as it is in full compliance with and mirrors the language of Section 12(d)(1)(E) of the 1940 Act, the provision that permits and controls the master-feeder structure, including voting requirements. There is nothing additional that the 1940 Act contemplates or authorizes.

48.  Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this PEA.  Where required by Item 28 of Form N-1A, please file actual agreements as opposed to “form of” agreements, e.g., advisory agreements and underwriting contracts and reinsurance contracts. If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

Response:    Please see Registrant’s response to Comment 4(e), above, the response to which applies here as well.

49.  Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:    The Registrant included the above representations in their initial 485APOS filing on December 18, 2009.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

As we discussed, we will include the agreed upon changes in the Trust’s upcoming 485BPOS filing.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Comment 2b and Comment 3

The JNL/S&P Managed Conservative Fund, the JNL/S&P Managed Moderate Fund, the JNL/S&P Managed Moderate Growth Fund, the JNL/S&P Managed Growth Fund, the JNL/S&P Managed Aggressive Growth Fund, the JNL/S&P Disciplined Moderate Fund, the JNL/S&P Disciplined Moderate Growth Fund, the JNL/S&P Disciplined Growth Fund, and the JNL/S&P 4 Fund are also referred to in this Prospectus as the JNL/S&P Funds.

Certain Funds utilize a master-feeder structure.

Each Fund, except the JNL Institutional Alt 20 Fund, the JNL Institutional Alt 35 Fund, the JNL Institutional Alt 50 Fund, the JNL Institutional Alt 65 Fund, the JNL/S&P Funds (excluding the JNL/S&P Competitive Advantage Fund, the JNL/S&P Dividend Income & Growth Fund, the JNL/S&P Intrinsic Value Fund, and the JNL/S&P Total Yield Fund), the JNL/Franklin Templeton Founding Strategy Fund, the JNL/Mellon Capital Management Index 5 Fund, and the JNL/Mellon Capital Management 10 x 10 Fund offer two classes of shares, Class A and Class B.  Class A and B shares are described in this Prospectus.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Trust’s securities, or determined whether this Prospectus is accurate or complete.  It is a criminal offense to state otherwise.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “S&P MidCap 400 Index®,” are registered trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Jackson National Life Insurance Company (“Jackson”).  The JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund and any other investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Standard & Poor’s Index are not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services LLC (“S&P”) and its affiliates.  S&P is not an investment adviser and S&P and its affiliates make no representation regarding the advisability of investing in the Funds or such other fund or vehicle.  Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P.  S&P typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund.  Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P. For more detailed information about the Trust and the Funds, see the Trust’s Statement of Additional Information (“SAI”), which is incorporated by reference into (which means it legally is a part of) this prospectus.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

_______________

Comments 1c, 1d, and 4a

Summary Overview Of Each Fund

Prospectus May 1, 2010

JNL/American Funds Blue Chip Income and Growth Fund
Class A and B

The shares of the JNL/ American Funds Blue Chip Income and Growth Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The JNL/American Funds Blue Chip Income and Growth Fund seeks both income and capital appreciation through exclusive investment in the shares of the Blue Chip Income and Growth Fund (“Master Blue Chip Income and Growth Fund” or “Master Fund”), a series of the American Funds Insurance Series.

Expenses.  The table below shows certain expenses you will incur as a Feeder Fund investor, either directly or indirectly.  The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A1, 2
Management/Administrative Fee	1.27%
Distribution and/or Service ( 12b-1 ) Fee s	0.25%
Other Expenses*	0.02%
Total Annual Fund Operating Expenses	1.54%
Less waiver/reimbursement3	0.45%
Total Annual Net Expenses	1.09%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B1,2
Management/Administrative Fee	1.27%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.02%
Total Annual Fund Operating Expenses	1.29%
Less waiver/reimbursement3	0.45%
Total Annual Net Expenses	0.84%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
1
The fee table and the example reflect the expenses of both the Feeder Fund and the Master Fund.  Management/Administrative fees and Total Annual Net Expenses in the table do not reflect any of the Master Fund’s waivers.  Information regarding the effect of any waiver on total annual operating expenses can be found in the Financial Highlights table in the Master Fund’s prospectus and in the Master Fund’s annual report.

2
Fees and expenses at the Feeder Fund level, net of any waiver/reimbursement, are as follows: Management/Administrative Fee: 0.40%; 12b-1 Fee (Class A only): 0.25%; Other Expenses: 0.01%; Total Annual Fund Operating Expenses: Class A 0.66%; Class B 0.41%.

3
JNAM has entered into a contractual agreement with the Feeder Fund under which it will waive a portion (currently 0.45%) of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the advisory and management services. This fee waiver will continue as long as the Feeder Fund is part of a master-feeder fund structure, but in any case for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver.

Fees and expenses at the Master Fund level for its Class 1 shares are as follows: Management Fee: 0.42%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.43%.

Expense Example. (1) This example is intended to help you compare the cost of investing in the Feeder Fund with the cost of investing in other mutual funds.  Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Feeder Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Class A
1 year	3 years
$111	$347

Class B
1 year	3 years
$86	$268

(1) The example reflects the aggregate expenses of both the Feeder Fund and the Master Blue Chip Income and Growth Fund.

Portfolio Turnover (% of average value of portfolio).  The Master Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies.  The Feeder Fund seeks to achieve its goal by investing all of its assets in Class 1 shares of the Master Fund.

The Master Fund is designed for investors seeking both income and capital appreciation.

The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies based in the United States with market capitalizations of $4 billion and above.

The Master Fund also will ordinarily invest at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade.

The Master Fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

Principal Risks of Investing in the Fund.  An investment in the Feeder Fund is not guaranteed.  As with any mutual fund, the value of the Feeder Fund’s shares will change, and you could lose money by investing in the Fund.

•
Accounting risk – The Master Fund bases investment selections, in part, on information drawn from the financial statements of issuers. Financial statements may not be accurate and may reflect differing approaches, for example, of auditing and reporting standards, foreign and other jurisdictional requirements and affect the ability to identify appropriate investment opportunities.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Performance.  The Feeder Fund will commence investment operations on or about the date of this prospectus.  Therefore, performance information has not been presented for the Feeder Fund.

Performance for the Fund will be available in the prospectus in the future.

The Fund had not commenced operations prior to the date of this prospectus.

The bar chart and table on this page provide some indication of the risks of investing in the Master Blue Chip Income and Growth Fund; that is relevant to the risks of investing in the Fund.  The past performance of the Master Blue Chip Income and Growth Fund, however, is not a forecast of how the Feeder Fund or the Master Blue Chip Income and Growth Fund will perform in the future.  The bar chart shows changes in performance of Class 1 shares of the Master Blue Chip Income and Growth Fund for the past ten calendar years, adjusted to reflect the estimated fees and expenses of the Class 1 shares of the Feeder Fund. The table shows the average annual total returns of Class 1 shares of the Master Blue Chip Income and Growth Fund, adjusted to reflect the estimated fees and expenses of the Class 1 shares of the Feeder Fund for certain time periods, compared to the returns of a comparable broad-based securities index. The returns shown in the bar chart and table do not include charges that will be imposed under variable insurance products.  If these amounts were reflected, returns would be less than those shown.

Standard & Poor’s 500 Composite Index is a market capitalization-weighted index based on the average weighted performance of 500 widely held common stocks.

Lipper Growth & Income Funds Index is an equally weighted index of funds that combine a growth-of-earnings orientation and an income requirement for level and/or rising dividends.

Comments 1f, 1g, 1l, 4a and 4h

Master Blue Chip Income and Growth Fund Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	5 years	10 years
Class 1%		%	%
Standard & Poor’s 500 Composite Index	%	%	%
Lipper Growth & Income Funds Index	%	%	%

Management.

Investment Adviser to the Feeder Fund:
Jackson National Asset Management, LLC

Currently, JNAM provides those services that are normally provided by a fund’s investment adviser with the exception of portfolio management.  See page __ for more information regarding management of the Feeder Fund.

Investment Adviser to the Master Fund:
Capital Research and Management CompanySM (“CRMC”)

Portfolio Managers:
Name:	Joined Management Team In:	Title:
James K. Dunton	2001	Senior Vice President, Capital Research Global InvestorsSM (“CRGI”)
C. Ross Sappenfield	2001	Senior Vice President, CRGI
Christopher D. Buchbinder	2007	Senior Vice President, CRGI
James B. Lovelace	2007	Senior Vice President, CRGI

For important information about purchase and sale of fund shares, tax information, and financial intermediary compensation, please turn to “Information About Purchasing the Funds” on page ____.

Comments 5a and 5b

Prospectus May 1, 2010

JNL/American Funds Global Bond Fund
Class A and B

Principal Investment Strategies.  The Feeder Fund seeks to achieve its goal by investing all of its assets in Class 1 shares of the Master Global Bond Fund.

The Master Fund is designed for investors seeking returns through a portfolio of debt securities issued by companies based around the world.

The Master Fund seeks to provide you, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets in investment-grade bonds issued by companies based around the world and denominated in various currencies, including U.S. dollars. The Master Fund may also invest in lower quality, higher yielding debt securities.  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

An investment in the Master Fund is subject to risks, including the possibility that the value of the Master Fund’s portfolio holdings may fluctuate in response to economic, political or social events in the United States or abroad.

Principal Risks of Investing in the Fund.  An investment in the Feeder Fund is not guaranteed.  As with any mutual fund, the value of the Feeder Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Master Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Master Fund’s foreign investments.
•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
High-yield bonds, lower-rated bond, and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.  Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Liquidity risk –   Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

Comments 5a and 5b

Prospectus May 1, 2010

JNL/American Funds Global Small Capitalization Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Feeder Fund is not guaranteed.  As with any mutual fund, the value of the Feeder   Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Master Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Master Fund’s foreign investments.
•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•	Growth investing risk – Growth stocks are generally priced based on future or anticipated earnings and can perform differently from the market as a whole or other types of stocks.
•	Small cap investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.
•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Liquidity risk –   Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Performance.  The Feeder Fund will commence investment operations on or about the date of this prospectus.  Therefore, performance information has not been presented for the Feeder Fund.

Performance for the Fund will be available in the prospectus in the future.

The Fund had not commenced operations prior to the date of this prospectus.

The bar chart and table on this page provide some indication of the risks of investing in the Master Global Small Capitalization Fund; that is relevant to the risks of investing in the Fund.  The past performance of the Master Global Small Capitalization Fund, however, is not a forecast of how the Feeder Fund or the Master Global Small Capitalization Fund will perform in the future.  The bar chart shows changes in performance of Class 1 shares of the Master Global Small Capitalization Fund for the past ten calendar years, adjusted to reflect the estimated fees and expenses of the Class 1 shares of the Feeder Fund. The table shows the average annual total returns of Class 1 shares of the Master Global Small Capitalization Fund, adjusted to reflect the estimated fees and expenses of the Class 1 shares of the Feeder Fund for certain time periods, compared to the returns of a comparable broad-based securities index. The returns shown in the bar chart and table do not include charges that will be imposed under variable insurance products.  If these amounts were reflected, returns would be less than those shown.

The S&P <$3 Billion Index (formerly known as the S&P/Citigroup Global/World Indexes) has been used since May 2006. The S&P Global indexes better reflect the fund’s investment universe because they include both developed and developing countries.

The Lipper Global Small-Cap Funds Average is composed of funds that invest at least 25% of their portfolios in securities with primary trading markets outside the United States, and that limit at least 65% of their investments to companies with market capitalizations of less than $1 billion at the time of purchase.

Comment 6c

Master Global Small Capitalization Fund Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
1 year	5 years	10 years
Class 1%	%	%
S&P <$3 Billion Index (reflects no deductions for fees or expenses)%	%	%
Lipper Global Small-Cap Funds Average (reflects no deductions for fees or expenses)%	%	%

Management.

Investment Adviser to the Feeder Fund:
Jackson National Asset Management, LLC

Currently, JNAM provides those services that are normally provided by a fund’s investment adviser with the exception of portfolio management.  See page __ for more information regarding management of the Feeder Fund.

Investment Adviser to the Master Fund:
Capital Research and Management Company (“CRMC”)

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Gordon Crawford	1971	Senior Vice President, CRGI
Mark E. Denning	1982	Senior Vice President, CRGI
J. Blair Frank	1994	Senior Vice President, CRGI
Harold H. La	1998	Senior Vice President, CRGI

For important information about purchase and sale of fund shares, tax information, and financial intermediary compensation, please turn to “Information About Purchasing the Funds” on page ____.

Comment 7

Prospectus May 1, 2010

JNL/American Funds International Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Feeder Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Feeder Fund.

•
Accounting risk – The Master Fund bases investment selections, in part, on information drawn from the financial statements of issuers. Financial statements may not be accurate and may reflect differing approaches, for example, of auditing and reporting standards, foreign and other jurisdictional requirements and affect the ability to identify appropriate investment opportunities.

•	Currency risk – The value of the Master Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Master Fund’s foreign investments.
•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comments 8a, 8b, 8c, 8d, 8e, 8f and 8g

Prospectus May 1, 2010

JNL/American Funds New World Fund
Class A and B

Principal Investment Strategies.  The Feeder Fund seeks to achieve its goal by investing all of its assets in Class 1 shares of the Master New World Fund.  The Master Fund is designed for investors seeking capital appreciation.  Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets. In determining whether a country is qualified, the Master Fund will consider such factors as the country’s per capita gross domestic product; the percentage of the country’s economy that is industrialized; market capital as a percentage of gross domestic product; the overall regulatory environment; the presence of government regulation limiting or banning foreign ownership; and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.

In addition, the Master Fund may invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds (sometimes referred to as “junk bonds”) and government bonds, primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.  The Master Fund may also, to a limited extent, invest in securities of issuers based in nonqualified developing countries.

Principal Risks of Investing in the Fund.  An investment in the Feeder Fund is not guaranteed.  As with any mutual fund, the value of the Feeder Fund’s shares will change, and you could lose money by investing in the Fund.

•
Accounting risk – The Master Fund bases investment selections, in part, on information drawn from the financial statements of issuers. Financial statements may not be accurate and may reflect differing approaches, for example, of auditing and reporting standards, foreign and other jurisdictional requirements and affect the ability to identify appropriate investment opportunities.

•	Currency risk – The value of the Master Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Master Fund’s foreign investments.
•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.   Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
High yield bonds, lower-rated bonds, and unrated securities   – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.   Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

•
Liquidity risk –   Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

Comments 9d

Prospectus May 1, 2010

JNL Institutional Alt 20 Fund
Class A

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust and the JNL Variable Fund LLC.  The Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and non-traditional asset classes.  See Underlying Funds and Traditional Asset Classes and Underlying Funds and Non-Traditional Asset Classes at page ____.

Traditional Asset Classes

U.S. Equity	International	Fixed Income
Small Cap Index	International Developed Index	U.S. Investment Grade Index
Mid Cap Index	Target Strategy
Large Cap Index
Target Strategy

Non-Traditional Asset Classes

Real Estate	Real Return	Fixed Income
Global Real Estate	Inflation-Index Securities	U.S. High Yield
	Natural Resources	Emerging Markets Debt

International	Alternative
Emerging Markets Equity	Listed Private Equity
Long/Short
Absolute Return
Global Tactical Asset Allocation (“GTAA”)

Under normal circumstances, the Fund allocates approximately 80% of its assets to Underlying Funds that invest primarily in traditional asset classes, allocating approximately 25% to 35% in fixed income securities, 30% to 40% in U.S. equity securities, and 5% to 15% in international securities. In addition, the Fund allocates approximately 0% to 5% in a combination of the above listed non-traditional asset classes, but not to exceed 20% to Underlying Funds that invest primarily in non-traditional asset classes.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Allocation risk – Performance depends on the Adviser’s ability to identify or anticipate changes in market and economic conditions in the selection and percentages of allocations among Underlying Funds.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Underlying funds risk – The ability of the Fund to achieve its investment objective will depend in part upon the allocations of investments in the Underlying Funds and their ability to achieve their investment objectives.

Comment 10

Prospectus May 1, 2010

JNL/AIM Global Real Estate Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/AIM Global Real Estate Fund is high total return.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses*	%
Total Annual Fund Operating Expenses	%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	%
Acquired Fund Fees and Expenses*	%
Total Annual Fund Operating Expenses	%

* Amount represents the Fund’s pro-rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Class A
1 year	3 years	5 years	10 years
$	$	$	$

Class B
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The Fund seeks to meet this objective by investing, normally, at least 80% of its assets   in the equity and debt securities of real estate and real estate-related companies located in at least three different countries, including the United States.  These companies include (i) real estate investment trusts (“REITs”) or other real estate operating companies.

Investment in equity and debt securities of companies unrelated to the real estate industry are generally limited to securities that the portfolio managers believe are undervalued and have potential for growth of capital.  The Fund may purchase debt securities including U.S. Treasury and agency bonds and notes.  It may also invest up to 10% in non-investment grade debt securities (commonly known as “junk-bonds”).

The Fund also may engage in short sales of securities.

Comments 9g, 9k, 11a, 11b, and 11c

Prospectus May 1, 2010

JNL/AIM International Growth Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified portfolio of reasonably priced, quality international equity securities.  The Fund focuses its investments in marketable equity securities of foreign companies and will normally invest in the securities of companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed markets of Western Europe and the Pacific Basin.

At the present time, the Fund’s portfolio managers intend to invest no more than 20% of the Fund’s total assets in companies located in developing countries, i.e., those that are identified as in the initial stages of their industrial cycles.

The Fund may also purchase derivative securities.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.   Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Performance.   The bar chart and table on this page provide some indication of the risks of investing in the Fund; that is   relevant to the risks of investing in the Fund and shows the past performance of the Fund’s shares.  The chart presents the annual returns and shows how performance has varied from year to year.  However, it is not a forecast of how the Fund will perform in the future.   The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

Invesco has been serving as the Sub-Adviser to this Fund since December 3, 2007.  Returns shown for the period prior to that date reflect the results achieved by prior Sub-Advisers.

The MSCI EAFE Growth Index is a broad-based, unmanaged index.

Comment 12

Prospectus May 1, 2010

JNL/AIM Large Cap Growth Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Investment growth style risk – Growth stock prices frequently already reflect projections of future earnings or revenues, and if earnings growth expectations aren’t met their valuations may return to more typical norms, causing their stock prices to fall.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Comment 12

Prospectus May 1, 2010

JNL/AIM Small Cap Growth Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Investment growth style risk – Growth stock prices frequently already reflect projections of future earnings or revenues, and if earnings growth expectations aren’t met their valuations may return to more typical norms, causing their stock prices to fall.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

•	Small cap investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.
•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

Comment 15

Prospectus May 1, 2010

JNL/Capital Guardian Global Diversified Research Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies. The Fund seeks to meet its objective by investing at least 80% of its assets in a portfolio consisting of equity securities of U.S. and non-U.S. issuers. The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase.

The Fund may also invest in equity securities of developing country (emerging market) issuers.

Consistent with the Fund’s objective the Fund may purchase derivative securities from time to time.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.   Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject   to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Comment 16

Prospectus May 1, 2010

JNL/Credit Suisse Commodity Securities Fund (formerly, JNL/Credit Suisse Global Natural Resources Fund)
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Commodity risk – Commodities investments and/or commodity-linked derivative instruments, especially if leveraged, may entail greater volatility from a variety of causes than traditional securities.
•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Industry concentration risk – Greater emphasis or programmed concentration on investments in a particular industry may result in significant share value fluctuatation in response to events affecting that industry.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Liquidity risk –   Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

Comment 14

Prospectus May 1, 2010

JNL/Credit Suisse Long/Short Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies. The Fund’s principal investment strategy is to employ a proprietary, quantitative multi-factor model to select an equity portfolio with long-run average total returns greater than the benchmark Standard & Poor’s (“S&P”) 500 Index and with investment risk similar to the S&P 500 Index.  The investment strategy is quantitative in nature; the portfolio managers’ discretion is used to determine the selection and importance of factors in the multi-factor stock selection model.  The Fund’s active quantitative equity management strategy allows the portfolio to simultaneously invest in stocks and to underweight unattractive stocks beyond benchmark weights, resulting in short positions on certain stocks.  The strategy employed by this Fund is a natural expansion of enhanced indexing and long/short strategies, referred to as the U.S. Equity – Short Extension Strategy.  This strategy offers the portfolio management team increased flexibility to express their views on certain equities while maintaining—to a large degree—the S&P 500 Index’s risk factors, such as sector and industry exposures.

The Sub-Adviser generally employs complementary long and short stock positions around within the framework of full market exposure to the S&P 500 Index.  Long positions are typically held at up to 140% of the underlying stock portfolio, and the standards short limitation is relaxed to allow short positions of up to 40% of the underlying stock portfolio. The portfolio, including the net short positions, therefore, maintains an expected beta of one (1.0) in relation to the S&P 500 Index while seeking to achieve better performance through this technique , in the long-run, than the S&P 500 Index.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Short sales risk – Short sales could result in loses greater than the actual cost of the investment. In addition, short positions typically involve increased liquidity risk and transaction costs, and the risk that the third party to the short sale may fail to honor its contract terms.

•	Speculative exposure risk – To the extent that a derivative or practice is not used as a hedge, there is direct exposure to its risks.
•
Model risk – The Fund bears the risk that the proprietary quantitative models used by the portfolio managers will not be successful in identifying securities that will help the Fund achieve its investment objectives, causing the Fund to underperform its benchmark or other funds with a similar investment objective.

Comment 17

Prospectus May 1, 2010

JNL/Franklin Templeton International Small Cap Growth Fund (formerly, JNL/Capital Guardian International Small Cap Fund)
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Security concentration risk – The Fund’s portfolio may invest in a limited number of securities.  As compared to other Funds, this could subject the Fund to additional risk if one of the portfolio securities declines in price, or if certain sectors of the market experience a downturn.

•	Small cap investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.

Comment 1h

Prospectus May 1, 2010

JNL/Goldman Sachs Core Plus Bond Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Performance.   The bar chart and table on this page provide some indication of the risks of investing in the Fund; that is   relevant to the risks of investing in the Fund and shows the past performance of the Fund’s shares.  The chart presents the annual returns and shows how performance has varied from year to year.  However, it is not a forecast of how the Fund will perform in the future.   The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

In addition, the performance of the Fund depends on the Sub-Adviser’s and sub- Sub- Adviser’s abilities to effectively implement the investment strategies of the Fund.

The Barclays Capital U.S. Aggregate Bond Index is a broad-based, unmanaged index.

Comment 18

Prospectus May 1, 2010

JNL/Ivy Asset Strategy Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Allocation risk – Performance depends on the Sub-Adviser’s ability to identify or anticipate changes in market and economic conditions in the selection and percentages of allocations among Underlying Funds.

•	Commodity risk – Commodities investments and/or commodity-linked derivative instruments, especially if leveraged, may entail greater volatility from a variety of causes than traditional securities.
•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment s .   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Comment 18

Prospectus May 1, 2010

JNL/JPMorgan U.S. Government & Quality Bond Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

•
U.S. Government securities risk – Obligations issued by agencies and instrumentalities of the U.S. Government vary in the level of support they receive from the U.S. Government.  They may be (i) supported by the full faith and credit of the U.S. Treasury, (ii) supported by the right of the issuer to borrow from the U.S. Treasury; (iii) supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations, or (iv) supported only by the credit of the issuer.  The maximum potential liability of the issuers of some U.S. Government Securities may greatly exceed their current resources, or their legal right to support from the U.S. Treasury.

•
Mortgage-backed and mortgage-related securities risk   – Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates and exhibit additional volatility.  When interest rates decline, borrowers may pay off their mortgages sooner than expected, which can reduce the returns.

Comment 21

Prospectus May 1, 2010

JNL/M&G Global Leaders Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies. The Fund seeks to invest in stocks selected from the full spectrum of leading companies world-wide (leading companies is defined as those companies that are at the forefront of creating value for shareholders) either directly as a result of a rise in its stock or bond price or dividends, or stock splits, or indirectly by its participation in activities or markets providing for future enhanced profitability .

The investment strategy of the Fund is to identify those companies and stocks that represent the best investments from the global universe of companies in all sectors, countries and size ranges.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Comment 21

Prospectus May 1, 2010

JNL/Mellon Capital Management S&P 500 Index Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies. The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index. The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis.  The Fund attempts to replicate the S&P 500 Index by investing all or substantially all of its assets in the stocks that make up the S&P 500 Index.  Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long-term.

When replicating a capitalization-weighted index such as the S&P 500 Index, portfolio turnover is reduced to what the index adds and deletes, contract owner contributions and withdrawals, and reinvestment income.  The replicated portfolio does not require rebalancing as a result of market movement.  It is rebalanced automatically with the change in share price.

The Fund may invest in derivatives to manage contract owner cash flows and to equitize dividend accruals and other receivables .

Comment 24

Prospectus May 1, 2010

JNL/Mellon Capital Management S&P 400 MidCap Index Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies.  The Fund invests under normal circumstances at least 80% of its in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index.  The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis. The Fund attempts to replicate the S&P MidCap 400 Index by investing all or substantially all of its assets in the stocks that make up the S&P MidCap 400 Index.  The Fund's foreign investments generally reflect the weightings of foreign securities in the S&P MidCap 400 Index. Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long term.

When replicating a capitalization-weighted index such as the S&P MidCap 400 Index, portfolio turnover is reduced to what the index adds and deletes, contract owner contributions and withdrawals, and reinvestment of income.  The replicated portfolio does not require rebalancing as a result of market movement.  It is rebalanced automatically with the change in share prices of the securities owned.

The Fund may invest in derivatives to manage contract owner cash flows and to equitize dividend accruals and other receivables .

Comment 24

Prospectus May 1, 2010

JNL/Mellon Capital Management Bond Index Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies. The Fund invests under normal circumstances at least 80% of its assets in fixed-income securities that seek to match the performance and characteristics of the Barclays Capital U.S. Aggregate Bond Index.  Research and experience indicates that it is impractical to fully replicate most broad fixed-income indices.  This index includes thousands of issues, many of which may be illiquid and unavailable in the secondary market.  Additionally, reinvestment of cash flows would be costly in a full replication environment, as it would entail trading many issues in uneven amounts.  Given these difficulties, the Sub-Adviser utilizes a sampling approach that combines analysis and the experience and judgment of its investment professionals.

Through the sampling approach, the Fund’s Sub-Adviser selects a basket of securities in order to match the important risk characteristics of the Barclays Capital U.S. Aggregate Bond Index.

The Fund does not employ traditional methods of active investment management such as actively buying and selling bonds based upon interest rate bets or sector rotation. Indexing offers a cost-effective approach to gaining diversified market exposure over the long-term.

Comment 24

Prospectus May 1, 2010

JNL/Mellon Capital Management Global Alpha Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Allocation risk – Performance depends on the Sub-Adviser’s ability to identify or anticipate changes in market and economic conditions in the selection and percentages of allocations among Underlying Funds.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

Comment 27

Prospectus May 1, 2010

JNL/Oppenheimer Global Growth Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Cyclical opportunities risk – Seeking tactical advantage of changes in the business cycle evidencing growth potential, short-term market movements or changes affecting particular issuers or industries presents the risk that the anticipated changes do not occur, and the value of the stock could fall.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment s . These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comment 28

Prospectus May 1, 2010

JNL/PAM Asia ex-Japan Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Asia ex-Japan concentration risk – The Fund’s performance is expected to be closely tied to social, political and economic conditions within Asia ex-Japan countries and to be more volatile than the performance of more geographically diversified funds.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment s .   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.

Comment 29

Prospectus May 1, 2010

JNL/PAM China-India Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
China and India country specific risks – Investment primarily in equity and equity-related securities in the People’s Republic of China and India will expose, the Fund specifically to their market, currency, and other risks, including volatility and structural risks.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment s .   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.

Comment 30

Prospectus May 1, 2010

JNL/PIMCO Real Return Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
U.S. Government securities risk – Obligations issued by agencies and instrumentalities of the U.S. Government vary in the level of support they receive from the U.S. Government.  They may be (i) supported by the full faith and credit of the U.S. Treasury, (ii) supported by the right of the issuer to borrow from the U.S. Treasury; (iii) supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations, or (iv) supported only by the credit of the issuer.  The maximum potential liability of the issuers of some U.S. Government Securities may greatly exceed their current resources, or their legal right to support from the U.S. Treasury.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

Comment 31

Prospectus May 1, 2010

JNL/PIMCO Total Return Bond Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks.   These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

•
Investment strategy risk – The Sub-Adviser uses the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. Investment decisions made by the Sub-Adviser in using these investment strategies may not produce the returns expected by the Sub-Adviser, may cause the Fund’s shares to lose value or may cause the Fund to underperform other funds with similar investment objectives.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

Comment 32

Prospectus May 1, 2010

JNL/PPM America Value Equity Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Investment value style risk – Value stocks may not increase in price if other investors fail to recognize a company’s value or the factors that are expected to increase the price of a security do not occur. In the past, over the long-term, the growth and value stock categories have had similar returns; however, each category sometimes outperforms the other for long periods of time.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comment 31

Prospectus May 1, 2010

JNL/Select Value Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment s .   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Investment value style risk – Value stocks may not increase in price if other investors fail to recognize a company’s value or the factors that are expected to increase the price of a security do not occur. In the past, over the long-term, the growth and value stock categories have had similar returns; however, each category sometimes outperforms the other for long periods of time.

Comment 34

Prospectus May 1, 2010

JNL/T. Rowe Price Established Growth Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Investment growth style risk – Growth stock prices frequently already reflect projections of future earnings or revenues, and if earnings growth expectations aren’t met their valuations may return to more typical norms, causing their stock prices to fall.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.   Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment s .   These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•	Counterparty and settlement risk – Trading options, futures contracts and other derivative financial instruments entails credit and settlement risk on the counterparties.

Comment 35

Prospectus May 1, 2010

JNL/S&P Competitive Advantage Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Limited management, trading cost and rebalance risk – Investing according to criteria applied on each Stock Selection Date prevents responding to market fluctuations or changes in the financial condition or business prospects of the selected companies, between Stock Selection Dates and may lead to higher transaction costs.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comment 36

Prospectus May 1, 2010

JNL/S&P Dividend Income & Growth Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Limited management, trading cost and rebalance risk – Investing according to criteria applied on each Stock Selection Date prevents responding to market fluctuations or changes in the financial condition or business prospects of the selected companies, between Stock Selection Dates and may lead to higher transaction costs.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comment 37

Prospectus May 1, 2010

JNL/S&P Intrinsic Value Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Limited management, trading cost and rebalance risk – Investing according to criteria applied on each Stock Selection Date prevents responding to market fluctuations or changes in the financial condition or business prospects of the selected companies, between Stock Selection Dates and may lead to higher transaction costs.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comment 38

Prospectus May 1, 2010

JNL/S&P Total Yield Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Limited management, trading cost and rebalance risk – Investing according to criteria applied on each Stock Selection Date prevents responding to market fluctuations or changes in the financial condition or business prospects of the selected companies, between Stock Selection Dates and may lead to higher transaction costs.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comment 39a

Prospectus May 1, 2010

JNL/S&P Managed Conservative Fund
Class A

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Performance.   The bar chart and table on this page provide some indication of the risks of investing in the Fund; that is   relevant to the risks of investing in the Fund and shows the past performance of the Fund’s shares.  The chart presents the annual returns and shows how performance has varied from year to year.  However, it is not a forecast of how the Fund will perform in the future.   The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

In addition, the performance of the Fund depends on the Underlying Funds’ Sub-Advisers’ ability to effectively implement the investment strategies of the Underlying Fund s .

The S&P 500 Index is the Standard & Poor’s 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices.

The Barclays Capital U.S. Aggregate Bond Index is a broad-based, unmanaged index.

Annual Total Returns as of December 31[to be updated by amendment]

Class A

Best Quarter (ended 3/31/06): _____%; Worst Quarter (ended 12/31/08): _____%; Year to date as of xx/xx/xx: ___%

Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	Life of Fund (October 4, 2004)
JNL/S&P Managed Conservative Fund (Class A)%		%
Barclays Capital U.S. Aggregate Bond Index	%	%
S&P 500 Index	%	%

Comment 39b

Prospectus May 1, 2010

JNL/S&P Managed Moderate Fund
Class A

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Performance.   The bar chart and table on this page provide some indication of the risks of investing in the Fund; that is   relevant to the risks of investing in the Fund and shows the past performance of the Fund’s shares.  The chart presents the annual returns and shows how performance has varied from year to year.  However, it is not a forecast of how the Fund will perform in the future.   The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

In addition, the performance of the Fund depends on the Underlying Funds’ Sub-Advisers’ ability to effectively implement the investment strategies of the Underlying Fund s .

The S&P 500 Index is the Standard & Poor’s 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices.

The Barclays Capital U.S. Aggregate Bond Index is a broad-based, unmanaged index.

Annual Total Returns as of December 31[to be updated by amendment]

Class A

Best Quarter (ended 3/31/06): _____%; Worst Quarter (ended 12/31/08): _____%; Year to date as of xx/xx/xx: ___%

Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	Life of Fund (October 4, 2004)
JNL/S&P Managed Moderate Fund (Class A)%		%
Barclays Capital U.S. Aggregate Bond Index	%	%
S&P 500 Index	%	%

Comment 4h

Information About Purchasing the Funds

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson, or through a Jackson fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson, the tax treatment of dividends and distributions will depend on the tax status of Jackson, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant. For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

Comment 40a

Additional Information About The Funds

JNL/American Funds Blue Chip Income and Growth Fund
Class A and B

Investment Objective.  The JNL/American Funds Blue Chip Income and Growth Fund seeks both income and capital appreciation through investment in the Class 1 – Master Blue Chip Income and Growth Fund.

Principal Investment Strategies.  The Master Fund seeks to produce income exceeding the average yield on U.S. stocks generally (as represented by the average yield on Standard & Poor’s 500 Composite Index) and to provide an opportunity for growth of principal consistent with sound common stock investing.  The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies based in the United States with market capitalizations of $4 billion and above.  The Master Fund also will ordinarily invest at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade.  The Master Fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States. The Master Fund will invest, under normal market conditions, at least 90% of its assets in equity securities.  The Master Fund is designed for investors seeking both income and capital appreciation.

The prices of and the income generated by securities held by the Master Fund may decline in response to certain events, including, for example, those directly involving the companies whose securities are owned by the Master Fund; conditions affecting the general economy; overall market changes; local regional or global political, social or economic instability; and currency and interest rate fluctuations.  Income provided by the Master Fund may be affected by changes in the dividend policies of the companies in which the Master Fund invests and the capital resources available for such payments at such companies.

Comment 40b

MANAGEMENT

Investment Manager to the Feeder Fund

Because the Feeder Fund invests all of its assets in the Master Fund, investment advisory services are currently provided at the Master Fund level by CRMC. Pursuant to its investment advisory and management agreement with the Trust, JNAM, located at 225 W. Wacker Drive, Suite 1000, Chicago, Illinois 60606, will provide those services for the Feeder Funds that are normally provided by a fund’s investment adviser with the exception of portfolio management.

JNAM will provide master-feeder operational support services to the Feeder Fund under its investment advisory and management agreement with the Trust so long as the Feeder Fund is part of a master-feeder fund structure. Such services will include, but are not limited to: (1) monitoring the ongoing investment performance of the Master Fund; (2) monitoring the Feeder Fund’s other service providers; (3) facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders; and (4) providing such other services as are necessary or appropriate to the efficient operation of the Feeder Fund with respect to its investment in the corresponding Master Fund.

Under the Trust’s investment advisory and management agreement with JNAM, if the Feeder Fund ceased to operate as part of a master-feeder fund structure JNAM, upon the approval of the Board, would provide the Feeder Fund with investment advisory services, including portfolio management, either directly or with a sub-adviser. For these services, JNAM would be entitled to receive a fee of 0.70% of the Feeder Fund’s average daily net assets, accrued daily and paid monthly. Currently, JNAM is waiving 0.45% of this advisory fee for each Feeder Fund because it is not providing portfolio management services to the Feeder Funds.

A discussion regarding the basis for the Board’s approval of investment advisory agreement for the Feeder Funds is available in the Fund’s Annual Report to shareholders for the period ended December 31, 2009.

JNAM was organized in 2000 under the laws of Michigan, and managed, advised or administered assets in excess of $[___] billion as of December 31, 2009.

JNAM has received an exemptive order from the U.S. Securities and Exchange Commission that permits JNAM, subject to certain conditions, to enter into agreements relating to the Trust with unaffiliated sub-advisers approved by the Board without obtaining shareholder approval. Thus, in the event that the Feeder Fund is no longer part of a master-feeder structure, the exemptive order permits JNAM, subject to the approval of the Board but without shareholder approval, to employ unaffiliated sub-advisers for the Feeder Fund, change the terms of particular agreements with unaffiliated sub-advisers or continue the employment of existing unaffiliated sub-advisers after events that would otherwise cause an automatic termination of a sub-advisory agreement. You will be notified of any affiliated or unaffiliated sub-adviser hirings or changes. Shareholders of the Fund have the right to terminate an agreement with an affiliated or unaffiliated sub-adviser for the Fund at any time by a vote of the majority of the outstanding voting securities of such Fund.

The Fund does not pay JNAM for portfolio management services because the Feeder Fund’s assets are invested in its respective Master Fund’s portfolio, which is managed by CRMC, the Master Fund’s investment adviser. Under the master-feeder structure, however, the Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. At the time of such withdrawal, the Board would have to consider what action might be taken, including: (1) investing all of the assets of the Feeder Fund in another pooled investment entity (i.e., another master fund); (2) electing to have JNAM, the Feeder Fund’s investment manager, manage the Feeder Fund either directly or with a Sub-Adviser under the Trust’s investment advisory and management agreement with JNAM; or (3) taking any other appropriate action.  The Trust has entered into an investment advisory and management agreement with JNAM pursuant to which JNAM will provide the services set forth below so long as the Feeder Fund is a “feeder fund” investing into a Master Fund and provides that JNAM will provide portfolio management for the Feeder Fund if the Feeder Fund ceases to operate as a “feeder fund.”

JNAM currently is waiving a portion of its advisory fee for the Feeder Fund because it is not providing portfolio management services to the Feeder Fund. If the Feeder Fund were to withdraw its entire investment from its corresponding Master Fund and the Board approved JNAM as the investment manager for the Feeder Fund, JNAM would provide portfolio management services to the Feeder Fund, the current fee waiver would terminate and JNAM would receive its full contractual advisory fee for the Feeder Fund, effectively maintaining the total advisory fee payable by the Feeder Fund, subject to any voluntary or contractual fee waivers and/or expense reimbursements agreed to between JNAM and the Trust at that time.

JNAM will provide those services for the Feeder Funds that are normally provided by a fund’s investment adviser with the exception of portfolio management. Such services will include, but are not limited to, monitoring the ongoing investment performance of the Master Fund, monitoring the Feeder Fund’s other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Fund with respect to its investment in the corresponding Master Fund.

Portfolio Management of the Master Fund

CRMC uses a system of multiple portfolio counselors in managing mutual fund assets.  Under this approach, the portfolio of the Master Fund is divided into segments managed by individual counselors who decide how their respective segments will be invested.  In addition to the portfolio counselors below, CRMC’s investment analysts may make investment decisions with respect to a portion of a Master Fund’s portfolio. Investment decisions are subject to a Master Fund’s objective(s), policies and restrictions and the oversight of the appropriate investment-related committees of CRMC and its investment divisions.  CRMC manages equity through two investment divisions, Capital World Investors and Capital Research Global Investors.  The Master Fund counselors primarily responsible for the day-to-day management of the Master Fund’s portfolio are listed below:

•	James K. Dunton is a Senior Vice President of Capital Research Global Investors and has been an investment professional for 48 years, all with CRMC or its affiliates.

•	C. Ross Sappenfield is a Senior Vice President of Capital Research Global Investors and has been an investment professional for 18 years, all with CRMC or its affiliates.

•	Christopher D. Buchbinder is a Senior Vice President of Capital Research Global Investors and has been an investment professional for 15 years, all with CRMC or its affiliates.

•	James B. Lovelace is a Senior Vice President of Capital Research Global Investors and has been an investment professional for 28 years, all with CRMC or its affiliates.

The SAI of the Master Fund, available upon request, provides additional information about each portfolio manager’s compensation, other accounts managed, and ownership of securities in the Master Fund.

Comment 41a

JNL/American Funds Global Bond Fund
Class A and B

Investment Objective.  The JNL/American Funds Global Bond Fund seeks a high level of total return through investment in the Class 1 – Master Global Bond Fund.

Principal Investment Strategies.  The Master Fund seeks to provide you, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in investment-grade bonds issued by companies based around the world and denominated in various currencies, including U.S. dollars.  The Master Fund may also invest in lower quality, higher yielding debt securities.  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

The Master Fund is designed for investors seeking returns through a portfolio of debt securities issued by companies based around the world.  An investment in the Master Fund is subject to risks, including the possibility that the value of the Master Fund’s portfolio holdings may fluctuate in response to economic, political or social events in the United States or abroad.

Investments in securities issued by companies based outside the United States may also be affected by currency controls; different accounting, auditing, financial reporting and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends.  These risks may be heightened in connection with investments in developing countries.  Investments in securities issued by companies domiciled in the United States may also be subject to many of these risks.

Investing in countries with developing economies and/or markets generally involves risks in addition to and greater than those generally associated with investing in developed countries.  For instance, developing countries may have less developed legal and accounting systems.  The governments of these countries may be more unstable and likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect security prices.  In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes.  Securities markets in these countries are also relatively small and have substantially lower trading volumes.  As a result, securities issued in these countries may be more volatile and less liquid than securities issued in countries with more developed economies or markets.

The values of and the income generated by most debt securities held by the Master Fund may be affected by changing interest rates and by changes in the effective maturities and credit ratings of these securities.  For example, the values of debt securities in the Master Fund’s portfolio generally will decline when interest rates rise and increase when interest rates fall.  Debt securities are also subject to credit risk, which is the possibility that the credit strength of an issuer will weaken and/or an issuer of a debt security will fail to make timely payments of principal or interest and the security will go into default.  Lower quality or longer maturity debt securities generally have higher rates of interest and may be subject to greater price fluctuations than higher quality or shorter maturity debt securities.   In addition, there may be little trading in the secondary market for certain lower quality debt securities, which may adversely affect the Master Fund’s ability to dispose of such securities.

The values of and the income generated by most debt securities held by the Master Fund may also be affected by changes in relative currency values.  If the U.S. dollar appreciates against foreign currencies, the value of the Master Fund’s securities denominated in such currencies would generally depreciate and vice versa. U.S. dollar-denominated securities of foreign issuers may also be affected by changes in relative currency values.

The Master Fund is non-diversified, which allows it to invest a greater percentage of its assets in any one issuer than would otherwise be the case.  However, the Master Fund intends to limit its investments in the securities of any single issuer to ________%.

Comment 43b

JNL/American Funds Growth-Income Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks do not provide any assurance either of the Master Fund’s investment in any particular type of security, or assurance of the Master Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio, the Master Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or investment techniques of the Master Fund’s investment adviser otherwise failing to achieve the Master Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•
Accounting risk – The Master Fund bases investment selections, in part, on information drawn from the financial statements of issuers. Financial statements may not be accurate and may reflect differing approaches, for example, of auditing and reporting standards, foreign and other jurisdictional requirements and affect the ability to identify appropriate investment opportunities.

•
Currency risk – Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

•
Derivatives risk – These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Master Fund’s Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment.  The Master Fund’s Adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The Master Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Master Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Master Fund, depending on the nature and extent of the derivatives in the Master Fund’s portfolio.  If the  Master Fund’s Adviser uses derivatives in attempting to manage or “hedge” the overall risk of the portfolio, the strategy might not be successful.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  There may be government policies that restrict investment by foreigners, and a higher risk of a government taking private property.  Low or nonexistent trading volume in securities of issuers may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to greater risk of adverse changes in earnings and business prospects than are companies in developed markets.   Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign securities risk – These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments. In addition, there is less publicly available information and more volatile or less liquid markets. Investments in foreign securities could be affected by restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than U.S. accounting practices and regulation may be inadequate or irregular.

•
Market risk – Stock market risk refers to the fact that stock (equities) prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company’s financial condition and factors affecting the market in general.  Over time, the stock market tends to move in cycles, with periods when stock prices rise, and periods when stock prices decline.  Consequently, a broad-based market drop may also cause a stock’s price to fall.

Bond market risk generally refers to credit risk and interest rate risk.  Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due.  Bond value typically declines if the issuer’s credit quality deteriorates.  Interest rate risk is the risk that interest rates will rise and the value of bonds will fall.  A broad-based market drop may also cause a bond’s price to fall.

Securities may also decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the securities markets, such as competitive conditions.  In addition, the markets may not favor a particular kind of security, such as dividend-paying securities, and may not favor equities or bonds at all.

Comment 44a

JNL/American Funds International Fund
Class A and B

MANAGEMENT

Investment Adviser to the Master Fund

The Adviser to the Master Fund is Capital Research and Management Company (“CRMC”), an experienced investment management organization founded in 1931.  CRMC is a wholly-owned subsidiary of The Capital Group Companies, Inc. and is located at 333 South Hope Street, Los Angeles, California 90071, and 6455 Irvine Center Drive, Irvine, California 92618.  CRMC manages the investment portfolio and business affairs of the Master Fund.

The Master Fund relies on the professional judgment of its investment adviser, CRMC, to make decisions about the Master Fund’s portfolio investments. The basic investment philosophy of CRMC is to seek to invest in attractively priced securities that, in its opinion, represent above-average long-term investment opportunities. CRMC believes that an important way to accomplish this is through fundamental analysis, including meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when CRMC believes that they no longer represent relatively attractive investment opportunities.

The annual management fee for the year ended December 31, 2009, expressed as a percentage of each Master Fund’s average daily net assets and not taking into account any applicable waivers, is as follows:

Master International Fund
Management Fee*	0.49%
Other Expenses	0.03%
Total Annual Fund Operating Expenses*	0.52%

* The Master Fund’s investment adviser waived a portion of its management fee from September 1, 2004 through December 31, 2008.  Management fees and total expenses in the table above do not reflect any waivers.  Information regarding the effect of any waiver on total annual fund operating expenses can be found in the Financial Highlights table in the Master Fund’s prospectus and annual report.

Investment Manager to the Feeder Fund

Because the Feeder Fund invests all of its assets in the Master Fund, investment advisory services are currently provided at the Master Fund level by CRMC. Pursuant to its investment advisory and management agreement with the Trust, JNAM, located at 225 W. Wacker Drive, Suite 1000, Chicago, Illinois 60606, will provide those services for the Feeder Fund that are normally provided by a fund’s investment adviser with the exception of portfolio management.

JNAM will provide master-feeder operational support services to the of the Feeder Fund under its investment advisory and management agreement with the Trust so long as the Feeder Fund is part of a master-feeder fund structure.  Such services will include, but are not limited to: (1) monitoring the ongoing investment performance of the Master Fund; (2) monitoring the Feeder Fund’s other service providers; (3) facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders; and (4) providing such other services as are necessary or appropriate to the efficient operation of the Feeder Fund with respect to its investment in the corresponding Master Fund.

Under the Trust’s investment advisory and management agreement with JNAM, if the Feeder Fund ceased to operate as part of a master-feeder fund structure JNAM, upon the approval of the Board, would provide the Feeder Fund with investment advisory services, including portfolio management, either directly or with a sub-adviser. For these services, JNAM would be entitled to receive a fee of 0.85% of the Feeder Fund’s average daily net assets, accrued daily and paid monthly. Currently, JNAM is waiving 0.55% of this advisory fee for each Feeder Fund because it is not providing portfolio management services to the Feeder Funds.

A discussion regarding the basis for the Board’s approval of investment advisory agreement for the Feeder Fund is available in the Fund’s Annual Report to shareholders for the period ended December 31, 2009.

JNAM was organized in 2000 under the laws of Michigan, and managed, advised or administered assets in excess of $[___] billion as of December 31, 2009.

JNAM has received an exemptive order from the U.S. Securities and Exchange Commission that permits JNAM, subject to certain conditions, to enter into agreements relating to the Trust with unaffiliated sub-advisers approved by the Board without obtaining shareholder approval. Thus, in the event that the Feeder Fund is no longer part of a master-feeder structure, the exemptive order permits JNAM, subject to the approval of the Board but without shareholder approval, to employ unaffiliated sub-advisers for the Feeder Fund, change the terms of particular agreements with unaffiliated sub-advisers or continue the employment of existing unaffiliated sub-advisers after events that would otherwise cause an automatic termination of a sub-advisory agreement. You will be notified of any affiliated or unaffiliated sub-adviser hirings or changes. Shareholders of the Fund have the right to terminate an agreement with an affiliated or unaffiliated sub-adviser for the Fund at any time by a vote of the majority of the outstanding voting securities of such Fund.

The Fund does not pay JNAM for portfolio management services because the Feeder Fund’s assets are invested in its respective Master Fund’s portfolio, which is managed by CRMC, the Master Fund’s investment adviser. Under the master-feeder structure, however, the Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. At the time of such withdrawal, the Board would have to consider what action might be taken, including: (1) investing all of the assets of the Feeder Fund in another pooled investment entity (i.e., another master fund); (2) electing to have JNAM, the Feeder Fund’s investment manager, manage the Feeder Fund either directly or with a Sub-Adviser under the Trust’s investment advisory and management agreement with JNAM; or (3) taking any other appropriate action.  The Trust has entered into an investment advisory and management agreement with JNAM pursuant to which JNAM will provide the services set forth below so long as the Feeder Fund is a “feeder fund” investing into a Master Fund and provides that JNAM will provide portfolio management for the Feeder Fund if the Feeder Fund ceases to operate as a “feeder fund.”

JNAM currently is waiving a portion of its advisory fee for the Feeder Fund because it is not providing portfolio management services to the Feeder Fund. If the Feeder Fund were to withdraw its entire investment from its corresponding Master Fund and the Board approved JNAM as the investment manager for the Feeder Fund, JNAM would provide portfolio management services to the Feeder Fund, the current fee waiver would terminate and JNAM would receive its full contractual advisory fee for the Feeder Fund, effectively maintaining the total advisory fee payable by the Feeder Fund, subject to any voluntary or contractual fee waivers and/or expense reimbursements agreed to between JNAM and the Trust at that time.

JNAM will provide those services for the Feeder Funds that are normally provided by a fund’s investment adviser with the exception of portfolio management. Such services will include, but are not limited to, monitoring the ongoing investment performance of the Master Fund, monitoring the Feeder Fund’s other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Fund with respect to its investment in the corresponding Master Fund.

Portfolio Management of the Master Fund

CRMC uses a system of multiple portfolio counselors in managing mutual fund assets.  Under this approach, the portfolio of the Master Fund is divided into segments managed by individual counselors who decide how their respective segments will be invested.  In addition to the portfolio counselors below, CRMC’s investment analysts may make investment decisions with respect to a portion of a Master Fund’s portfolio. Investment decisions are subject to a Master Fund’s objective(s), policies and restrictions and the oversight of the appropriate investment-related committees of CRMC and its investment divisions.  CRMC manages equity through two investment divisions, Capital World Investors and Capital Research Global Investors.  The Master Fund counselors primarily responsible for the day-to-day management of the Master Fund’s portfolio are listed below:

•	Sung Lee is a Senior Vice President of Capital Research Global Investors and has been an investment professional for 16 years, all with CRMC or its affiliates.

•	Jesper Lyckeus is a Senior Vice President of Capital Research Global Investors and has been an investment professional for 15 years in total; 14 years with CRMC or its affiliates.

•	Christopher M. Thomsen is a Senior Vice President of Capital Research Global Investors and has been an investment professional for 13 years, all with CRMC or its affiliates.

The SAI of the Master Fund, available upon request, provides additional information about each portfolio manager’s compensation, other accounts managed, and ownership of securities in the Master Fund.

Comment 3

Master-Feeder Structure

Each of the JNL/American Funds Growth & Income Fund, JNL/American Funds International Fund, JNL/American Funds Blue Chip Income & and Growth Fund, JNL/American Funds New World Fund, JNL/American Funds Global Bond Fund, and JNL/American Funds Global Small Capitalization Fund (the “Feeder Funds” or “Funds”), operates as a “feeder fund.” A “feeder fund” is a fund that does not buy investment securities directly; instead, each invests in a single registered investment company referred to as a “master fund.” The master fund purchases and manages a pool of investment securities.  Each Feeder Fund’s investment objective and restrictions is are the same as its corresponding master fund.  Each master fund is a series of American Funds Insurance Series (“AFIS” or “Master Funds”).  This structure differs from the other Trust series and other investment companies that invest directly in securities and are actively managed.

The Board considered that each Feeder Fund will bear its own operating expenses as well as its pro rata share of its corresponding Master Fund’s fees and expenses.  Because each Fund invests all or substantially all of its assets in a Master Fund, its shareholders will bear the fees and expenses of both the Fund and the Master Fund in which it invests. Thus, the Fund’s expenses are expected to be higher than those of other mutual funds which invest directly in securities.  Each Master Fund may have other shareholders, each of whom, like each Fund, will pay their proportionate share of the Master Fund’s expenses. Each Master Fund may also have shareholders that are not Feeder Funds, but are separate accounts of insurance companies or qualified retirement plans.  The expenses and, correspondingly, the returns of the other shareholders of the Master Funds may differ from those of the Funds.  The Master Funds pay distributions to each Master Fund shareholder, including the Funds.  Also, a large-scale redemption by another feeder fund or any other large investor may increase the proportionate share of the costs of a Master Fund borne by the remaining feeder fund and other shareholders, including the applicable Fund.

Under the master/feeder structure, each Fund may withdraw its investment in the corresponding Master Fund if the Board determines that it is in the best interest of the Fund and its shareholders to do so.  The Master Fund may fulfill a large withdrawal by a distribution in-kind of portfolio securities, as opposed to a cash distribution.  A Fund could incur brokerage fees or other transaction costs in converting such securities to cash.  In addition, a distribution in-kind could result in a less diversified portfolio of investments or adversely affect the liquidity of a Fund.  The Board would consider when authorizing the withdrawal what action might be taken, including the investment of all of the assets of the Fund in another pooled investment entity, having JNAM manage the Fund’s assets either directly or with a sub-adviser, or taking other appropriate action.

Investment of each Fund’s assets in its corresponding Master Fund is not a fundamental investment policy of any Fund and a shareholder vote is not required for any Fund to withdraw its investment from its corresponding Master Fund.

Capital Research and Management Company (“CRMC”) serves as investment adviser to the Master Funds. CRMC is a wholly owned subsidiary of The Capital Group Companies, Inc. Information about the American Funds and CRMC is provided with their permission and based on information provided by CRMC or derived from the Master Funds’ prospectus. The prospectus for each Master Fund is delivered together with this prospectus.

Each Feeder Fund’s master fund is listed below:

JNL Series Trust Feeder Fund	American Funds Master Fund

JNL/American Funds Blue Chip Income and Growth Fund	Blue Chip Income and Growth Fund (Class 1 shares)
JNL/American Funds Global Bond Fund	Global Bond Fund (Class 1 shares)
JNL/American Funds Global Small Capitalization Fund	Global Small Capitalization Fund (Class 1 shares)
JNL/American Funds Growth & -Income Fund	Growth-Income Fund (Class 1 shares)
JNL/American Funds International Fund	International Fund (Class 1 shares)
JNL/American Funds New World Fund	New World Fund ® (Class 1 shares)

Information about the American Funds and CRMC is provided with their permission and based on information provided by CRMC or derived from the Master Funds’ prospectus. The prospectus for each Master Fund is delivered together with this prospectus.

Comment 22

More About The Funds

The investment objectives of the respective Funds are not fundamental and may be changed by the Trustees without shareholder approval.

Certain of the Funds have adopted non-fundamental operating policies that require at least 80% of the Fund’s assets (net assets plus the amount of any borrowings for investment purposes) be invested, under normal circumstances, in securities of the type connoted by the name of the Fund.

Although these 80% requirements are non-fundamental operating policies that may be changed by the Board of Trustees without shareholder approval, the Board of Trustees has adopted a policy requiring not less than 60 days’ written notice be provided to shareholders, in the manner required by Rule 35d-1 under the 1940 Act, before the effective date of any change in such a policy by a Fund which is subject to that Rule.

The Adviser and the Trust, together with other investment companies of which the Adviser is investment adviser, has been granted an exemption from the SEC that allows the Funds to invest in investment companies to the extent permitted under the 1940 Act, including unaffiliated money market funds.  Under the relief, a Fund may invest cash balances in shares of investment companies, including affiliated investment companies, which are money market funds managed by the Trust’s investment adviser or its affiliates.  As a shareholder in an investment company, a Fund would bear its pro rata share of that investment company’s expenses, which could result in duplication of certain fees, including management and administrative fees. The Funds have received exemptive relief from the SEC permitting them to invest up to 25% in an affiliated money market fund.

Certain Funds state in the description of their investment strategies that they may invest in futures contracts in certain circumstances.  The Fund’s use of commodity futures and commodity options trading should not be viewed as providing a vehicle for shareholder participation in a commodity pool.  JNAM and the Sub-Advisers have claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and, therefore, they are not subject to registration or regulation as pool operators under that Act.

Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the Fund purchases a security.  The status, market value, maturity, credit quality, or other characteristics of the Fund’s securities may change after they are purchased, and this may cause the amount of the Fund’s assets invested in such securities to fall outside the parameters described in the first paragraph above. If any of these changes occur, it would not be considered a violation of the investment restriction.  However, purchases by the Fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

For Each of the JNL/Mellon Capital Management Sub-Advised Funds (excluding the JNL/S&P Funds co-Sub-Advised Funds).   The Sub-Adviser is a subsidiary of The Bank of New York Mellon Corporation, the owner of a number of asset managers and a diversified global financial institution.  Through this ownership structure and through other entities owned by the Sub-Adviser’s direct and indirect owners, the Sub-Adviser has various financial industry affiliations.  As a result of the business activities of the Sub-Adviser and its affiliates, the Sub-Adviser may be prohibited or limited from effecting transactions on behalf of the Fund due to rules in the marketplace in which the Sub-Adviser trades, foreign laws or the Sub-Adviser’s own policies and procedures.  By way of illustration only, in certain cases, the Sub-Adviser may face trading limitations or prohibitions because of aggregation issues due to its relationships with affiliated investment advisory firms, position limits imposed by regulators or foreign laws such as mandatory takeover offer requirements (which it will need to avoid).  However, if the Sub-Adviser cannot invest in a security directly, the Fund may, instead, invest in the relevant American Depositary Receipt (ADR).  In any case, the Fund may invest in securities of affiliates of the Fund and the Sub-Adviser to the extent permissible under applicable U.S. laws and regulations.

Portfolio Turnover . Portfolio turnover rates also may be increased by purchases or redemptions of a Fund’s shares, because of the need to invest new cash resulting from purchases of shares or the need to sell portfolio securities owned in order to meet redemption requests. Increased portfolio turnover necessarily results in correspondingly higher costs, which can include brokerage commissions, and other transaction costs on the sale of securities and reinvestment in other securities.

Comment 46

FINANCIAL HIGHLIGHTS

The following table provides selected per share data for one share of each Fund.  The information does not reflect any charges imposed under a variable insurance contract.   If charges imposed under a variable contract were reflected, the returns would be lower.   You should refer to the appropriate variable insurance contract prospectus regarding such charges.

The annual information below has been derived from financial statements audited by KPMG LLP, an independent registered public accounting firm, and should be read in conjunction with the financial statements and notes thereto, together with the report of KPMG LLP thereon, in the Annual Report.  The information as of June 30, 2009 (semi-annual report) has not been audited.

[to be filed by amendment]

Comment 2b

APPENDIX A

THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“ MSCI ”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “ MSCI PARTIES ”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Comment 47c and 47d

Proxy Voting for Securities held by the Funds.

This section applies to all Funds except Feeder Funds that are investing in a master-feeder arrangement.  For proxy voting policies and procedures applicable to Feeder Funds investing in a master-feeder arrangement, please see the section below entitled, "Proxy Voting Policies and Procedures for Feeder Funds."

The Board of Trustees has adopted the proxy voting policy and procedure (“Policy”) of the Adviser, pursuant to which the Trustees have delegated proxy voting responsibility to the Adviser, and pursuant to which the Adviser has delegated proxy voting responsibility to each of the Sub-Advisers, except SPIAS, which does not have a proxy voting policy, nor does SPIAS vote proxies.  The Trust has adopted each of the Sub-Adviser's proxy voting policies and procedures (“Policies”).  The policies and procedures (or summaries) are attached to this SAI.  The Trustees will review each Fund’s proxy voting records from time to time and will annually consider approving the Policies for the upcoming year.  In the event that a conflict of interest arises between the Funds’ Shareholders, the Adviser, or the Sub-Advisers, the Sub-Advisers will generally vote the proxies related to the companies giving rise to such conflict, and report to the Board of Trustees on such conflicts.

The Policy is designed to promote accountability of a company’s management to its shareholders and to align the interests of management with those shareholders.  The Sub-Advisers generally review each matter on a case-by-case basis in order to make a determination of how to vote in a manner that best serves the interests of Fund shareholders.  The Sub-Advisers may abstain from voting from time to time where it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote.  In addition, the Sub-Advisers will monitor situations that may result in a conflict of interest in accordance with their policies and procedures.  A description of the policies and procedures used by the Funds to vote proxies relating to the portfolio securities and information on how the Funds voted proxies relating to portfolio securities during the 12 month period ended June 30 are available (1) without charge, upon request by calling 1-800-766-4683 (Annuity Service Center), 1-800-599-5651 (NY Annuity Service Center) or 1-800-777-7779 (for contracts purchased through a bank or financial institution), (2) on Jackson’s and Jackson NY’s website at http://vds.issproxy.com/SearchPage.php?CustomerID=2451 , and (3) on the Securities and Exchange Commission's website at www.sec.gov.

Proxy Voting Policies and Procedures for Feeder Funds.

When a Fund is a Feeder Fund in a master/feeder structure, it will either (1) pass votes requested by the applicable Master Fund to its shareholders and seek instructions from its own shareholders with regard to the voting of all proxies with respect to such security and vote such proxies only in accordance with such instruction, or (2) vote the shares held by it in the same proportion as the vote of all other holders of such security.  However, the procedures described above (under the heading “Proxy Voting for Securities held by the Funds”) apply if a Fund is removed from the master/feeder structure.

Proxies for the portfolio securities of the Master Fund will be voted pursuant to the Master Funds’ proxy voting policies and procedures, which are described in the Master Funds’ SAI.

Comment 47b

IX.           DISCLOSURE OF PORTFOLIO INFORMATION

This section describes the Policies and Procedures for Disclosure of Portfolio Information for all Funds except the Feeder Funds.  Under the master-feeder structure, each Feeder Fund's sole portfolio holding, other than cash or cash equivalents, is shares of its corresponding Master Fund, and so long as each Feeder Fund operates under the master-feeder structure, each Feeder Fund will only disclose its holdings of its corresponding Master Fund. As long as a Feeder Fund invests all of its assets in a Master Fund, it will be subject to the Master Fund’s policies and procedures regarding the disclosure of portfolio holdings. For information regarding the Master Funds’ policies and procedures regarding disclosure of portfolio holdings, please see the Master Funds SAI, which is delivered together with this SAI.  If a Feeder Fund withdraws from the master/feeder structure, the Feeder Fund will be subject to the following policies and procedures regarding the disclosure of portfolio holdings, which currently apply to all other Funds of the Trust.

Policies and Procedures

I.           Introduction

JNAM is the investment adviser to the Funds (includes all Funds of the Fund Complex) and certain affiliated and non-affiliated sub-advisers conduct the day-to-day management of the Funds.  Pursuant to the sub-advisers’ respective “Sub-Advisory Agreements” with JNAM, the sub-advisers make the investment decisions for the Funds, including determinations as to the purchase and sale of securities for the Funds and the disposition of the assets for the Funds.  The Adviser, pursuant to exemptive relief granted by the SEC, is a “Manager of Managers,” and monitors and reviews the performance of the sub-advisers and the Funds.  In providing this oversight function, JNAM regularly reports to the Funds’ Board related to sub-adviser management, trading, and compliance functions.  The Adviser does not make individual investment decisions on behalf of the Funds.  The Adviser does not have a portfolio management department and does not operate a trading desk.  The Adviser provides the Funds with various services, including, but not limited to, compliance, fund accounting, transfer agency services, due diligence, and administrative services.

Certain of the Funds underlie variable products sponsored by Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York, and are primarily sold to the separate accounts of those variable products, and are also sold to participants in certain “Qualified Retirement Plans.”

II.           Statement of Policy.

JNAM, the Distributor, and the Funds’ Board have approved and adopted policies and procedures governing the disclosure of information regarding the Funds’ portfolio holdings.  In adopting these policies and procedures, the Funds’ Board assessed the use of Fund portfolio information, and the manner in which such information is conveyed to other parties, including the shareholders (contractholders).  The procedures are designed to control the disclosure of Fund portfolio information.  These policies and procedures are intended to balance the interests of the Funds’ shareholders and their access to portfolio information, with the interests of JNAM and the Distributor in the administration and management of the Funds.  The Funds’ Board may amend these policies and procedures from time to time, as it may deem appropriate in the interests of the Funds and their shareholders, and/or in response to changes in the Federal Securities Laws.

As a general matter, it is the policy that public disclosure of information concerning the Funds’ portfolio holdings should allow all relevant parties consistent and equal access to portfolio information.  In applying these principles, the Funds’ portfolio disclosures shall be made at times and in circumstances under which it may promptly become generally available to the brokerage community and the investing public.

A.           Policy Requirements.  In order to implement this policy, the procedures generally provide that:

(i) Information about the Funds’ portfolio holdings may not, except as set forth herein, be disclosed until it is either filed with the SEC, or mailed out to shareholders, which filing or mailing will not be made sooner than thirty (30) days after quarter end;

(ii) Portfolio holdings information that is solely available in other regulatory reports or filings (such as U.S. Treasury Department filings) may not be disclosed, except as expressly authorized by the Funds’ President;

(iii) Portfolio holdings information for certain of the Funds1 (including, but not limited to, the “Fund of Funds,” “Target Funds,” and “Index Funds”) that is more current than that in reports or other filings filed electronically with the SEC may be disclosed in certain printed materials provided the information is posted on the Funds’ website one (1) day prior to the use of any printed materials; and

(iv) Information about the Funds’ portfolio holdings shall not be disclosed by the Funds, JNAM, the Distributor, and personnel at the foregoing entities, to obtain compensation or consideration.

The foregoing, general policy requirements may not apply to certain of the Funds, including, but not limited, to the money market portfolios.

B.           Public Disclosures.  Information regarding each Fund’s portfolio holdings will be disclosed to the public as required or permitted by applicable laws, rules or regulations, such as in annual and semi-annual shareholder reports and other reports or filings with the SEC.  Such reports shall be released not sooner than thirty (30) days after the end of the relevant reporting period, or after such period required under applicable law.

III.           Disclosures

In accordance with the foregoing policies, the Funds and the Distributor may periodically disclose portfolio holdings information.

A.           Portfolio Overviews.

(i) Actively Managed Funds.  The Funds and the Distributor may disclose the Funds’ ten (10) largest portfolio holdings in monthly overviews in connection with the distribution of actively managed Fund shares.  The monthly overview updates may not be released earlier than thirty (30) days after the end of the relevant month and shall not be provided to any broker-dealer on a preferential basis.  The Funds will disclose their ten (10) largest portfolio holdings on the Funds’ website at www.jackson.com one (1) day prior to the use of any printed materials.

(ii) Index Funds, Fund of Funds, and Target Funds.  For the Index Funds, the Fund of Funds, and the Target Funds (generally, those Funds sub-advised by Standard & Poor’s Investment Advisory Services LLC and/or Mellon Capital Management Corporation), the Funds and the Distributor may periodically disclose complete or partial portfolio holdings, and/or allocations, thirty (30) days after any of the following:

(A)	The relevant reporting periods;

(B)           The “Stock Selection Date”; or

(C)           The effective date of new money allocations and/or rebalances.

Provided that such disclosures are not provided to any broker-dealers on a preferential basis.  The Funds will disclose such portfolio holdings on the Funds’ website at www.jackson.com one (1) day prior to the use of any printed materials.

B.           Service Providers.  The Funds may disclose their portfolio holdings to mutual fund databases and rating services (such as Lipper and Morningstar):

(i)           On a quarterly basis, however, such holdings information shall be released not sooner than thirty (30) days after the end of the relevant reporting period;

(ii)           At such time as those service providers may request; and/or

(iii)           As necessary for JNAM and the Funds to obtain materials and information from the service providers and/or rating services.

The disclosure of portfolio holdings to service providers is generally made for the purpose of obtaining ratings for the Funds and enabling such service providers to provide such portfolio holding information to the public as they typically provide for other rated mutual funds.  Any disclosure to mutual fund databases and rating services shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information to the approved purposes.  Although the Adviser cannot require the service providers to adopt a Code of Ethics to monitor and limit employee trading, any such trading would violate the confidentiality agreements JNAM has in place.

C.           Other Disclosures.  The Funds periodically provide information concerning their portfolio holdings to certain entities in connection with transactions/services provided to, or on behalf of, the Funds, including, but not limited to, sub-advisers and service providers, the Adviser’s consultants, the distributor, senior management and personnel at Jackson, the custodian, the transfer agent(s), broker-dealers, and counterparties, pricing vendors, and the Funds’ Board.  In addition to the Adviser, these service providers may include, but are not limited to, any sub-adviser, transition manager (for mergers and sub-adviser transitions), distributor, auditor, legal counsel to the funds, the trustees or managers, and/or the Funds’ other service providers.  Any disclosure to service providers shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information for approved purposes.  Although the confidentiality agreement does not explicitly limit or restrict personal securities transactions, JNAM and the Funds may, from time-to-time, limit or restrict personal securities transactions to prevent violations of these policies and procedures, the Code of Ethics, and JNAM’s Insider Trading Policies and procedures.  The Funds may also disclose portfolio holding information to any person who expressly agrees in writing to keep the disclosed information in confidence (agreements shall contain confidentiality provisions), and to use it only for purposes expressly authorized by the Fund.

D.           Exceptions.  From time-to-time, the Funds may need to disclose portfolio holdings and other information.  The Funds’ President shall examine appropriateness of any such disclosure(s).   Any such disclosure(s) will be kept confidential and will be subject to applicable SEC and FINRA requirements related to personal trading and access monitoring.   Upon review and authorization by the Funds’ President, in writing, and upon his/her determination that such disclosures would be in the interests of the relevant Fund(s) and its shareholders, a Fund(s) may disclose portfolio holdings information.  Such authorization shall be disclosed to the Funds’ Board.

E.           Regulatory and Legal Disclosures.  The Funds may also disclose portfolio holdings information to any regulator in response to any regulatory requirement, as part of a legal proceeding or criminal investigation, or any regulatory inquiry or proceeding, and to any person, to the extent required by order or other judicial process.

F.           Monitoring Portfolio Holdings Disclosure and Trading.  JNAM and the Funds will review the personal securities transactions of their Access Persons, pursuant to the Code of Ethics.  The sub-advisers and distributor have each, individually adopted a Code of Ethics and are responsible for monitoring the personal trading activities of their respective personnel.

IV.           Reporting, Recordkeeping, and Exceptions.

Any exceptions to these policies and procedures authorized by the Funds’ President shall be reported to the Funds’ Board.  The Funds’ Board shall also receive annual reports concerning the operation of these policies and procedures.  The Funds’ Board may amend these policies and procedures from time to time, as it may deem appropriate in the interests of the Funds and their shareholders, and/or in response to changes in the Federal Securities Laws.  All disclosures made pursuant to these policies and procedures, for both JNAM and the Funds, must be preserved for a period of not less than six (6) years, the first (2) years in an appropriate office of JNAM.

1  The Fund of Funds, Target Funds, and Index Funds (such as the JNL/S&P Managed Conservative Fund and the JNL/Mellon Capital Management International Index Fund) generally include those Funds sub-advised by Standard & Poor’s Investment Advisory Services LLC and/or Mellon Capital Management Corporation.  The Fund of Funds, Target Funds, and Index Funds have distinct investment strategies and these policies and procedures recognize that more frequent disclosure of portfolio holdings information may be required for the benefit of shareholders.